Exhibit 99.3

ThompsonCreek
METALS COMPANY INC.
789C
789C
ANNUAL REPORT 2007

Thompson Creek Highlights
During 2007, Thompson Creek Metals Company Inc. recorded revenues of US$914.4 million and net income of US$157.3 million or US$1.43 per basic and US$1.24 per diluted share.
Thompson Creek plans to grow rapidly. Molybdenum production from its two open-pit mines is expected to approximately double from 16.3 million pounds in 2007 to 34 million pounds in 2009 as higher grade ore is milled at the Thompson Creek Mine in Idaho.
The planned expansion at the Endako Mine in northern British Columbia will increase mill capacity from 28,000 to 50,000 tonnes per day and result in a significant increase in Endako’s molybdenum production as early as 2010.
A feasibility study on the development of the high grade underground Davidson Deposit near Smithers, British Columbia is being reviewed. If developed, Davidson will be one of the highest grade molybdenum mines in the world.
The Corporation has total measured and indicated mineral resources of more than one billion pounds of molybdenum, including 445 million pounds of proven and probable reserves. Additional mineral resources and reserves may result from ongoing exploration in 2008.

One of the World’s Largest Molybdenum Producers
Focus on North America
Thompson Creek operates mines in Idaho and northern British Columbia.
The Corporation produces approximately 4% of the world’s annual molybdenum supply.
Quality operations
The Thompson Creek Mine near Challis, Idaho is the fourth largest primary molybdenum mine in the world.
The Endako Mine at Fraser Lake, British Columbia is the fifth largest.

Operator monitors gauges at Thompson Creek Mill.	Ferromolybdenum smelting at Langeloth Metallurgical Facility.	Engineering plans presented at Thompson Creek Mine.	Endako Mine shovel loads ore into haul truck.
Large scale open-pit mining
Giant electric-powered shovels can move up to 90,000 tonnes of waste rock and ore per day.
Heavy duty 180-tonne trucks move ore from molybdenum porphyry deposits to on-site mills for processing.
High tonnage processing
The Thompson Creek and Endako mills together process up to 55,000 tonnes of molybdenite ore per day.
If plans to raise Endako’s mill capacity proceed, the Corporation’s total milling capacity will rise to 77,000 tonnes per day starting in 2010.
2 Annual Report 2007 | Thompson Creek Metals Company Inc.

On-site processing
Molybdenite ore is crushed, ground and processed through flotation operations in on-site processing facilities known as concentrators.
The mills produce molybdenum disulfide concentrate (MoS2), most of which is then further processed at the Corporation’s two roasting facilities.
Major roasting facilities
Thompson Creek’s metallurgical facility at Langeloth, Pennsylvania currently has the capacity to roast 35 million pounds of technical grade molybdenum trioxide (tech oxide) each year.
The Endako facility has the capacity to roast 15 million pounds of tech oxide per year.
The two facilities combined account for approximately 10% of the world’s roasting capacity.

Supervisors plan blasting activity at Thompson Creek Mine.	Rod and ball mills grind ore at Endako Mine.	Furnace at Endako Mine roasts molybdenum concentrate.	Maintenance work on rod mill at Endako.
High-value products
In addition to technical grade molybdenum trioxide, the Corporation’s Langeloth Metallurgical Facility produces value-added products, including pure oxide, oxide briquettes and ferromolybdenum.
The Langeloth facility is the largest North American producer of ferromolybdenum (FeMo), which is a preferred ingredient in many steel and cast iron manufacturing plants.
Commitment to environmental responsibility
Thompson Creek has an excellent record of complying with environmental laws and regulations and is committed to carrying out its social responsibilities in this regard.
The Corporation has undertaken a number of initiatives to minimize disruption to the environment and to promote recycling and proper waste management.
In addition, at both mine sites, the final reclamation obligation is largely pre-funded to ensure proper completion at the end of the mine life.
Thompson Creek Metals Company Inc. | Annual Report 2007 3

BUCYRUS
495HR
S6

Electric-powered shovel with 30-cubic-metre bucket loading a haul truck at Thompson Creek Mine

Letter to Shareholders

Kevin Loughrey, Chairman and Chief Executive Officer
In 2007, the price of a share of Thompson Creek Metals Company Inc. (the “Corporation”) grew from C$10 at the start of trading on January 2 to C$16.98 at the close of trading on December 31, an increase of almost 70%. This growth is the result of good performance in the operation of all of our assets and strong molybdenum prices throughout the year. I believe we will see improved performance in 2008 and continued strength in the molybdenum market.
Despite encountering significantly lower production last year at the Thompson Creek Mine than we expect this year, and despite some difficulty at the Endako Mine, the Corporation nonetheless achieved significant operational and financial success. We generated revenues of $914.4 million and net income of $157.3 million in 2007. In addition, we generated considerable cash flow. From October 26, 2006, the date of the Thompson Creek-Blue Pearl transaction, through the end of the first quarter in 2008, a period of some seventeen months, the Corporation has used $342 million of cash to reduce acquisition debt and make payments to the previous owner, including a contingent purchase price payment of $100 million in January 2008.
Each of our operating mines performed well in 2007, despite having to overcome obstacles. At the Thompson Creek Mine in Idaho, we had predicted that we would experience a shortage of ore in the second half of the year and we did. While the mine had access to a low grade stockpile, that material proved extraordinarily difficult to process. Although the molybdenum we obtained from the stockpile was sold at an attractive profit, we produced much less of it than we would have produced had we been mining from the main ore body. Consequently, the Thompson Creek Mine produced only 9.2 million pounds of molybdenum in 2007. In 2008, we are again mining from the main ore body and expect to produce between 16.5 and 17 million pounds of molybdenum. In addition, our stripping program (the removal of overburden material that does not contain appreciable molybdenum ore) is now on schedule for the current phase of the operation and the next. Consequently, we should not again experience the problem we encountered in the second half of 2007.
Molybdenum Production 2006-2009*
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The difficulty we experienced at the Endako Mine-rock movement in a portion of one wall of the Endako Pit -was unexpected. This incident reduced production from the Endako Pit for the last two months of 2007 and into 2008. Fortunately, when this occurred the Corporation had already begun mining in an entirely different pit at the Endako Mine, the Denak West Pit. The management at Endako worked very hard at
The growth in demand for molybdenum has been steady for several years and is occurring in a number of industries.
revising the mine plan and succeeded in formulating two alternate plans that will allow us to mine 6.5 to 7.5 million pounds of molybdenum in 2008 as our 75% share of Endako production. We believe we can achieve this level of production if we return to the Endako Pit, which we now can do, or if we decide to mine primarily or exclusively from the Denak West Pit.
In March 2008, the Board of Directors conditionally approved an expansion of the Endako operation, including a new and larger mill and the development of a “super pit” encompassing the three existing pits at the site. The approval of the Endako expansion by the Thompson Creek Board of Directors is subject to approval by Sojitz Corporation, the other Endako joint-venture participant, and subject to certain adjustments in Thompson Creek’s existing First Lien Credit Facility or obtaining new financing to replace the First Lien Credit Facility. This project is economically attractive and, in the first several years of operation, will increase production at the mine. We believe the C$373.6 million estimated cost of this expansion project can largely be financed from existing cash flow. Our long-time partner on the project, Sojitz Corporation, is expected to participate in the expansion with us at their existing 25% ownership level.
Almost all the molybdenum concentrate we produce at the Thompson Creek Mine is shipped to our Langeloth metals processing facility in western Pennsylvania. In addition to processing the concentrate from the Thompson Creek Mine, Langeloth processes concentrate from other producers. All of this is done at a very competitive cost. The Langeloth facility provides the Corporation the advantage of controlling the processing of all of its own molybdenum, from the mine to the customer.
6 Annual Report 2007 | Thompson Creek Metals Company Inc.

We also made progress in developing the Davidson project in 2007. In March of this year, we received a long-awaited feasibility study indicating that the development of the Davidson project represents an attractive growth possibility for the Corporation. At the time of this writing, management is analyzing this project for presentation to the Board of Directors in the second quarter of 2008.
We were fortunate to attract three new Directors to the Board of the Corporation. James Geyer, Timothy Haddon, and Thomas O’Neil are all exceptionally accomplished and experienced senior mining executives. Their perspective, insight and industry expertise have already helped the Corporation and, I am sure, will continue to do so. Of course, the Corporation cannot function at all without employees. Our approximately 800 employees, representing a wide variety of skills, attributes, and qualifications, have performed the high-quality work that has benefited all shareholders, and I thank them.
Everything we do at Thompson Creek is predicated on the safety of our employees and proper stewardship of the environment. We are proud of our record in both of these areas, and we devote considerable time, effort and capital to these endeavors. In 2008, we will continue to give safety and the environment the highest priority.
Our former Chairman, Ian McDonald, has decided to step down from his role as Chairman. Fortunately he has agreed to remain as a Director and Vice-Chairman.
Ian has been instrumental in the development, growth and profitability of the Corporation. I am certain I speak for all the shareholders, employees and directors when I thank him for his immense contribution.
As we look forward to 2008 and beyond, we believe the future looks promising. The Thompson Creek Mine should experience considerable growth in production this year and next. In addition, we are completing a drilling program and mineral resources and reserves study which may increase our estimated mineral reserves at the mine. The Endako Expansion Project is underway and is expected to enhance the value of that operation. We will announce our plans for the Davidson
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Deposit soon. Also, we have financing capability and an attractive currency in our shares. This will allow us to make acquisitions of other assets and we continue to look for those assets that will make a meaningful addition to our Corporation.
All this activity takes place in a molybdenum market that continues to be positive. Molybdenum is used in a wide variety of applications, including stainless steel, construction steel, petroleum catalysts, high-speed tool steels and lubricants. The growth in demand for molybdenum has been steady for several years and is occurring in a number of industries. We believe this strong growth is likely to continue. Meanwhile, the current supply of molybdenum appears to be only adequate to meet demand. Current market demand is approximately 440 million pounds annually. Consequently, a growth rate of a few percent requires significant additional supply each year and the uninterrupted continuation of existing production. In today’s highly regulated environment, the permitting, designing, building and staffing, not to mention financing, of a mine, mill and tailings facility is a daunting task. This is the reason no new primary open-pit molybdenum mines have been opened in North America since the Thompson Creek Mine in 1983. It is impossible to predict the future with certainty and there are a number of potential molybdenum projects in the planning stage. Nonetheless, we remain optimistic that the supply and demand fundamentals of our business should remain positive for some time.
All of us at the Corporation remain committed to operating our existing properties safely, profitably, and in a manner that is sound for our employees, our communities, and the environment. In addition we continue to look for ways to improve upon our existing assets, and to find new ones that we can add to our Corporation. In all of this, it is the shareholders’ best interest that guides us.
On behalf of the employees, management, and directors of Thompson Creek Metals Company Inc., we thank you for your interest in and support of our Corporation.
Sincerely,
Kevin Loughrey
Chairman and Chief Executive Officer
Denver, March 20, 2008
8 Annual Report 2007 | Thompson Creek Metals Company Inc.

Mineral Reserves and Resources
Proven and Probable Mineral Reserves at December 31, 2007 (1)

			Molybdenum	Contained
		Tonnes	Grade	Molybdenum
Mine	Category	(millions)	(%)	(millions of pounds)
Thompson Creek Mine	Proven	37.9	0.106	88.5
	Probable	57.5	0.095	120.7
	Proven + Probable	95.4	0.099	209.2

Endako Mine (100%)	Proven	128.8	0.051	145.4
	Probable	164.0	0.049	179.0
	Proven + Probable	292.8	0.050	324.4
Measured, Indicated and Inferred Mineral Resources(5)(6)(7)

			Molybdenum	Contained
		Tonnes	Grade	Molybdenum
Mine	Category	(millions)	(%)	(millions of pounds)
Thompson Creek Mine(2)	Measured	69.6	0.087	133.5
	Indicated	162.5	0.072	258.0
	Measured + Indicated	232.1	0.076	391.5
	Inferred	139.5	0.043	132.2

Endako Mined (100%)(3)	Measured	138.0	0.050	152.2
	Indicated	354.1	0.040	311.8
	Measured + Indicated	492.1	0.043	463.9

Davidson Project(4)	Measured	45.9	0.180	182.0
	Indicated	31.3	0.154	106.0
	Measured and Indicated	77.2	0.169	288.0

(1)	The mineral reserves estimates for the Thompson Creek Mine and Endako Mine have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM” Standards) which were adopted by National Instrument 43-101 (“NI 43-101”). The mineral reserves are as of December 31, 2007 and have been estimated by Ken Collison, P.Eng., Chief Operating Officer, Thompson Creek Metals Company Inc., who is a qualified person under NI 43-101. The Corporation owns 75% of the Endako Mine. Mineral reserves are reported at a cut-off grade of 0.03% molybdenum for the Thompson Creek Mine and 0.02% molybdenum for the Endako Mine, and estimated using a Long-term molybdenum price of US$10.00 per pound for the Thompson Creek Mine and US$10.00 per pound for the Endako Mine. Endako mineral reserves estimates include stockpiles.

(2)	The mineral resources for the Thompson Creek Mine set out in the table above have been estimated by William E. Roscoe, P.Eng., Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. (“SWRPA”), and John T. Postle, P.Eng., Consulting Mining Engineer with SWRPA, who are qualified persons under NI 43-101.

(3)	The mineral resources for the Endako Mine set out in the table above have been estimated by Greg Mosher, P.Geo., of Wardrop Engineering Inc., a qualified person as defined in NI 43-101. The Corporation owns 75% of the Endako Mine.

(4)	The mineral resources for the Davidson Project set out in the table above have been estimated by Gary Giroux, P.Eng. who is a qualified person under NI 43-101.

(5)	Mineral resources include mineral reserves as of April 15, 2007 for the Endako Mine and September 30, 2007 for the Thompson Creek Mine.

(6)	Mineral resources are reported at a cut-off grade of 0.03% molybdenum for the Thompson Creek Mine, 0.02% molybdenum for the Endako Mine and 0.12% molybdenum for the Davidson Project.

(7)	The mineral resource estimates for the Thompson Creek Mine are as of September 30, 2007, for the Endako Mine are as of April 15, 2007, and for the Davidson Project are as of 2006, and have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”) which were adopted by National Instrument 43-101 (“NI 43-101”).
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
This Report uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
Readers should refer to the Corporation’s annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Registration Statement on Form 40-F filed with the SEC which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.
10 Annual Report 2007 | Thompson Creek Metals Company Inc.

Thompson Creek Mine managers at open-pit observation deck

Thompson Creek Mine
The Thompson Creek Mine is the third largest open-pit primary molybdenum mine in the world. It is located in mountainous terrain. The mine property, which includes an open pit, mill and tailings facility, is approximately 56 kilometres (35 miles) southwest of the town of Challis in Idaho’s Custer County, a historic mining area.
The mine, which began operations in 1983, uses conventional open-pit mining methods with large electric-powered shovels that load ore into 180-tonne trucks to be hauled to an on-site mill (concentrator). A molybdenum disulfide concentrate
Location Map — Custer County, Idaho
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A molybdenum disulfide concentrate is extracted from the ore through a series of crushing, grinding, and flotation operations.
is extracted from the ore through a series of crushing, grinding, and flotation operations. The mill was designed to have a throughput capacity of 23,000 tonnes of ore per day, although daily throughput of ore has ranged up to 27,000 tonnes per day.
Most of the molybdenum disulfide concentrate produced at the mine is further processed into technical grade molybdenum oxide at the Langeloth Metallurgical Facility in Pennsylvania.
During 2007, Thompson Creek published a re-evaluation of mineral reserves and resources for the mine based on an increase in the assumed long-term molybdenum price from US$5 per pound to US$10 per pound. The resulting higher mineral reserves led to an extension of the mine life and the development
Thompson Creek Mine Cross Section
of a new 10-year mine plan. Exploration drilling at the mine during 2008 is expected to lead to a second revision of the estimates for mineral reserves and mine life.
14 Annual Report 2007 | Thompson Creek Metals Company Inc.

Endako Mine
The Endako Mine is an open-pit primary molybdenum mine located near Fraser Lake, 160 kilometres (100 miles) northwest of Prince George, British Columbia. The mine is operated as a joint venture with Thompson Creek holding a 75% interest and Sojitz Corporation, a Japanese company, holding a 25% interest.
The Endako Mine is a fully integrated operation. It includes a concentrator that processes ore through crushing, grinding, and flotation operations into molybdenum disulfide concentrate, and a multiple-hearth roasting facility that converts concentrate into technical grade molybdenum oxide.
The Endako Mine includes a concentrator that processes ore into molybdenum disulfide concentrate and a roasting facility that converts concentrate into technical grade molybdenum oxide.
Thompson Creek Metals Company Inc. | Annual Report 2007 15

The mining activity will shift primarily to the Denak West and Denak East pits, and by mining the walls between, the three existing pits will be unified into a large single pit.
Production at Endako commenced under previous ownership in 1965 with a milling capacity of 9,000 tonnes of ore per day. Capacity was subsequently increased to approximately 28,000 tonnes per day and the Corporation is considering plans to increase mill capacity to 50,000 tonnes per day.
The Endako Mine consists of three pits. The Endako Pit, the largest, was the focus of mining activity for most of 2007 with ore for the mill also sourced from the Denak West Pit and stockpile. Plans call for mining activity to shift primarily to the Denak West and Denak East pits beginning in 2008 and for the creation of a super pit by mining the walls between the pits and thereby unifying the three existing pits into a large single pit.
During 2007, the Corporation re-estimated Endako’s mineral reserves and resources assuming a long-term molybdenum price of US$10 per pound and updated costs, versus a previous assumed long-term molybdenum price of US$3.50 per pound. The resulting increase in mineral reserves and resources extended mine life dramatically from six to 26 years, although mine life, based on existing mineral reserves, will be 16 years if the mill expansion proceeds.
Thompson Creek Metals Company Inc. | Annual Report 2007 17

Davidson Deposit
Thompson Creek is considering plans to develop the Davidson Deposit, an underground molybdenum deposit situated nine kilometres (six miles) from Smithers, British Columbia. A consultant’s study on the deposit examined the feasibility of mining 2,000 tonnes of high grade ore per day and shipping it for processing to the Corporation’s Endako facility 200 kilometres (125 miles) to the southeast. The Corporation intends to file an application with the Province of British Columbia for an Environmental Assessment Certificate.
From 1957 to 1980, Amax Inc. and its subsidiary Climax Molybdenum undertook extensive exploration activities on the deposit. In total, 58,000 metres
Davidson Deposit Location Map
18 Annual Report 2007 | Thompson Creek Metals Company Inc.

Davidson’s higher grade zone lies within a larger deposit.
of exploration drilling were completed along with 2,600 metres of underground excavations, including an exploration adit driven two kilometres (1.2 miles) into the heart of Hudson Bay Mountain where the deposit lies.
The feasibility study focused on the mining of the higher grade central portion of the Davidson Deposit. The higher grade zone contains a measured and indicated mineral resource of 77.2 million tonnes grading 0.169% Mo at a cut-off grade of 0.12% Mo. On this basis, the deposit is estimated to have 287.8 million pounds of contained molybdenum. The mineral resource was estimated by Gary Giroux, P.Eng., who is a qualified person in accordance with National Instrument 43-101.
The deposit has excellent ground conditions, which will allow for large stopes amenable to bulk mining techniques.
Exploration drilling in 2007 on the Lower Zone at Davidson, which is situated about 250 metres below the main deposit, yielded promising results. The Corporation intends to more thoroughly explore this area and others near the main deposit in the future.
Thompson Creek Metals Company Inc. | Annual Report 2007 19

Langeloth Metallurgical Facility
The largest ferromolybdenum producer in North America, Langeloth is the first site to commercially convert MoS2 concentrates to technical molybdenum oxide.
The Langeloth complex, located 40 kilometres (25 miles) west of Pittsburgh, Pennsylvania, is a world-class facility with a long history of producing high-quality metallurgical products used mainly in the steel and chemical industries. The facility has roasting capacity of 35 million pounds of molybdenum per year. Four multiple-hearth furnaces are used for the conversion of molybdenum disulfide concentrates into technical grade molybdenum oxide (tech oxide), which is sold in powder or briquettes or converted into pure molybdenum trioxide or ferromolybdenum. Two other furnaces process spent catalyst material containing other metals.
A large portion of the molybdenum concentrates processed at the Langeloth facility comes from the Corporation’s Thompson Creek Mine. The Corporation buys concentrates from other mining companies to process and sell in the market, and it also roasts concentrates on a toll basis for third-party customers.
The roasters, which operate at temperatures up to 650°C (1,200°F), convert molybdenum disulfide concentrate (MoS2) into tech oxide (MoO3) with a sulfur content of less than 0.1%. The roasters yield gases with sulfur dioxide (SO2). The sulfur dioxide is
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converted to sulfuric acid (H2SO4), a byproduct that is sold to industrial customers. As a result of this pollution-control initiative, sulfur dioxide emissions for molybdenum processing at the Langeloth complex have been reduced by more than 99%.
Some of the tech oxide is further processed into ferromolybdenum, an alloy consisting of about 60% molybdenum and 40% iron. Ferromolybdenum is preferred by some steel mills and cast iron foundries in their manufacturing processes.
A portion of the tech oxide produced at the Langeloth complex is converted into a higher oxide grade known as pure molybdenum trioxide. The process involves
World Molybdenum Roasting Capacity
sublimation using a special electric furnace where tech oxide is heated until it vaporizes. On cooling, the vaporized oxide returns to the solid state but with virtually none of the impurities inherent in the tech oxide. This pure molybdenum trioxide is used for super alloys, chemicals and catalysts.
The Langeloth facility is the largest ferromolybdenum producer in North America, the first site to commercially convert MoS2 concentrate to technical molybdenum oxide, and the first site to produce pure molybdenum trioxide by sublimation. The site has 147 acres with an infrastructure to support additional projects.
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Sublimation furnace producing pure molybdenum oxide

Molybdenum Products and Uses
Thompson Creek Metals Company Inc. | Annual Report 2007 23

The Metal for our Times: Molybdenum
Molybdenum Prices 2003-2007
Molybdenum prices remained strong in 2007, partly due to the growing demand for molybdenum in industrial applications.
Molybdenum is used primarily as an alloying agent to enhance the strength, toughness and corrosion resistance of steel. Demand has been spurred by expanding capital projects in the energy industry in response to higher oil and gas prices and the greater need for power generation worldwide. Molybdenum is a key component in steels used in oil and gas exploration and pipelines. As the petroleum industry seeks reserves in remote areas, particularly the Arctic and offshore, it needs steel equipment that can withstand harsh and corrosive environments; this is also true for the industry’s development of high-sulfur heavy oils and tar sands. Molybdenum is also a crucial ingredient in the steels used in building exteriors and in high-temperature applications, such as jet engines and turbines and in gas, coal and nuclear power plants.
Another source of expanding molybdenum demand has been stricter government regulations in Europe and North America on sulfur emissions. Molybdenum is a key ingredient in catalysts employed by petroleum refineries to reduce sulfur in gasoline and diesel.
Industrial Demand for Molybdenum
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World Molybdenum Production
Molybdenum use is also being stimulated by the quest in various steel-consuming industries for better strength-to-weight ratios. Many companies are seeking ways to economize on costs and increase performance by using new molybdenum-bearing, lighter weight, high strength steels. For example, automobile manufacturers are increasingly using steel alloys to enhance crash-safety ratings and reduce weight. Many new cars contain about a pound of molybdenum, mainly in the body and structural components. Some auto makers have either adopted or are actively considering the use of molybdenum in engine blocks, exhaust manifolds, wheels, and lubricants. In 2007, one oil company began marketing a high-performance synthetic motor oil containing molybdenum after testing the oil on the NASCAR racing circuit demonstrated molybdenum’s benefit as an additive in lubricating engines at high temperatures.
In addition to the growing demand for molybdenum, the price has been supported in recent years by constraints on supply. Mine closures caused a reduction of molybdenum production in China in 2005. In response, primary and by-product molybdenum mines in the rest of the world have accelerated production as much as possible. However, a major increase in total supply from new or existing mines is not expected until 2010 at the earliest. In the meantime, China, even though it has substantial molybdenum resources, has adopted export taxes and quotas in order to manage exports to the world market.
The price of molybdenum, which averaged US$4.50 per pound between 1994 and 2004, remained at a relatively high level of approximately US$30 per pound on average in 2007, up from US$25 per pound in 2006. The expected trends in supply and demand suggest a continued positive outlook. Given its expanding uses, worldwide demand for molybdenum should continue to grow and, in the absence of new supply coming from China, the molybdenum price is expected to remain historically strong in the near-term.
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Social Responsibility, Environment and Recycling
Thompson Creek has an excellent record of complying with environmental laws and regulations and is committed to carrying out its social responsibilities in this regard. In addition, at both mine sites the final reclamation obligation is largely pre-funded to ensure proper completion.
The Corporation has undertaken a number of initiatives at its operations to minimize disruption to the environment and production of waste materials.
Langeloth Metallurgical Facility
The Langeloth complex has installed special equipment to reduce air pollution that would normally be generated by the combustion process. Over 99% of the sulfur dioxide in the off-gas from the molybdenum roasters is converted to commercial 94% grade sulfuric acid. Langeloth produces over 59,000 tonnes of sulfuric acid annually, all of it sold to industrial customers. The cleaned roaster gas is then discharged through a 150-metre stack. This excellent gas cleaning process allows Langeloth to maintain a lower level of air emissions than is required by law.
Langeloth is also involved in an important industrial recycling program. In 1986, Langeloth began processing, in redesigned roasters, a selected range of metal-bearing materials, such as spent catalysts, filter cakes, and grindings. The roasted products are
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Reclamation of disturbed areas is ongoing. The mine’s goal is the establishment of a sustainable ecosystem that supports wildlife after mine closure.
sold either directly to the steel industry or as a substitute for newly mined metals in a smelter.
Endako Mine
The Endako Mine has taken the initiative to increase the efficiency of its sulfur dioxide scrubbing plant in order to reduce sulfur dioxide emissions from its roasting operation. This approach uses water to remove sulfur dioxide from gases before they are released into the environment. The scrubber effluent is then neutralized by calcium carbonate in the tailings. As a result, sulfur dioxide off-gas emissions have been reduced 40% since 2003 and are now well below government standards.
The mine’s waste removal and recycling program minimizes the waste generated and stored at the mine site. About 80% of the water used in the mill is recycled for subsequent reuse. The mine also supplies more than 100,000 litres per year of waste oil for an off-site oil recycling program.
Since 1990, the mine has conducted a series of monitoring studies that have shown that the mine has had minimal impact on wildlife and fish in the area. Reclamation of disturbed areas is ongoing. The mine’s goal is the establishment of a sustainable ecosystem that supports wildlife after mine closure.
Endako has demonstrated its involvement with the community through the establishment of a liaison committee that acts as a forum for information exchange regarding environmental issues.
Thompson Creek Mine
Thompson Creek’s commitment to meeting and exceeding regulatory requirements led the mine staff to initiate Idaho’s first interagency task force (IATF), a
Thompson Creek Metals Company Inc. | Annual Report 2007 27

working group comprising of mine personnel and regulatory agency officials, in order to create a more efficient process for interagency review and administration of the mining facility. Thompson Creek’s commitment to utilize the IATF and the knowledge gained in that process resulted in state and federal agencies adopting the process throughout Idaho.
As part of an ongoing evaluation of the environmental impact of mining practices in the late 1990s, the Thompson Creek Mine identified sulfide-bearing waste material as having a potential to generate low pH drainage. Mine officials subsequently developed a program to reduce this potential. The program consisted of identifying waste materials, recovering pyrite from mill tailings, and redesigning waste dump facilities to partition and encapsulate sulfide-bearing waste material in order to reduce the potential to impact surface water. In addition, a pyrite recovery plant was installed to remove the pyrite from the tailings to prevent reactive sulfide-bearing tailings from being deposited on the surface of the tailings facility.
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Management’s Discussion and Analysis
Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.)
Years Ended December 31, 2007 and 2006
(US dollars in thousands, except per share and per pound amounts, unless otherwise indicated)
This discussion and analysis should be read in conjunction with Thompson Creek Metals Company Inc.’s (“Thompson Creek” or the “Corporation”) consolidated financial statements and related notes thereto for the years ended December 31, 2007 and 2006 which were prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in US dollars unless otherwise indicated. Additional information on the Corporation is available on SEDAR at www.sedar.com.
NAME CHANGES
In May 2007, the Corporation changed its name to Thompson Creek Metals Company Inc. from Blue Pearl Mining Ltd. Also in May 2007, Thompson Creek Metals Company, the principal subsidiary of the Corporation that was acquired in October 2006, changed its name to Thompson Creek Metals Company USA (“Thompson Creek USA”).
2007 OVERVIEW
•	Molybdenum sold in 2007 was 31.0 million pounds, including 12.1 million pounds from the Thompson Creek Mine and 7.4 million pounds from the Corporation’s 75% interest in the Endako Mine, with the remaining sales from the processing of purchased concentrates.

•	The average price realized on molybdenum sales was $28.77 per pound in 2007.

•	Revenue increased by $763,559 in 2007 to $914,402, reflecting ownership of Thompson Creek USA for the full year in 2007 compared to the October 26 to December 31 period post-acquisition of Thompson Creek USA in 2006.

•	Net income was $157,347 or $1.43 per basic and $1.24 per diluted common share.

•	Long-term debt borrowed for the acquisition of Thompson Creek USA was reduced by $165,765 to $236,090 at year end.

•	$100,000 contingent purchase price payment was recorded as a liability at December 31, 2007 and paid to the former owners of Thompson Creek USA in January 2008.

•	The first of a two-part re-evaluation of Thompson Creek Mine increased estimated mineral reserves to 213.5 million pounds of contained molybdenum and indicates a remaining 10-year mine life.

•	A re-evaluation of Endako Mine increased the Corporation’s 75% interest in estimated mineral reserves to 233.0 million pounds of contained molybdenum and significantly extended the mine life to 27 years based on current mining rates.

•	A positive feasibility study on increasing milling capacity at the Endako Mine was completed and is under review by the Corporation and the other Endako Mine joint venture participant.
INTRODUCTION
Thompson Creek acquired Thompson Creek USA on October 26, 2006. The operations acquired were the Thompson Creek Mine (mine and mill) in Idaho, a 75% joint venture interest in the Endako Molybdenum Mine Joint Venture (mine, mill and roaster) (“Endako Mine”) in British Columbia, and the Langeloth metallurgical facility in Pennsylvania. This acquisition transformed the Corporation into one of the world’s largest publicly traded molybdenum producers with vertically integrated mining, milling, processing and marketing operations. Prior to this acquisition the Corporation had no active mining operations.
The Corporation acquired the Davidson molybdenum property (“Davidson Project”) in British Columbia in 2005. It has been developing this project since that time and in March 2008 a positive feasibility study was completed. Synergies
Thompson Creek Metals Company Inc. | Annual Report 2007 29

are expected to be realized by trucking Davidson Project ore to the Endako Mine for milling and roasting, eliminating the need for these facilities at the Davidson Project.
SELECTED ANNUAL INFORMATION
(Unaudited)

	2007	2006	2005

Operations
Molybdenum sold (000’s lb)[1]	30,969	5,737	—
Molybdenum production from mines (000’s lb)[2]	16,366	3,846	—
Realized price ($/lb)	$28.77	$25.74	$—
Weighted-average cash operating expenses ($/lb)[3]	$8.39	$6.29	$—

Financial
Revenue	$914,402	$150,843	$—
Net income (loss)	$157,347	$(20,643)	$(4,113)
Net income (loss) per share
- basic	$1.43	$(0.36)	$(0.13)
- diluted	$1.24	$(0.36)	$(0.13)
Cash flow provided by (used in) operating activities	$182,551	$75,444	$(2,723)
Cash and cash equivalents	$113,692	$98,059	$6,915
Total assets	$1,109,722	$899,912	$8,397
Total long-term debt	$237,420	$397,806	$—
Total liabilities	$622,080	$675,861	$1,541
Shareholders’ equity	$487,642	$224,051	$6,856
Shares outstanding (000’s)	113,364	100,528	43,079

[1]	Includes molybdenum from mines and molybdenum processed from purchased concentrate at the Langeloth facility and resold.

[2]	Includes molybdenum produced at Thompson Creek Mine and the Corporation’s share of the Endako Mine production; excludes molybdenum produced from purchased concentrate.

[3]	Weighted-average of Thompson Creek Mine and Endako Mine cash operating costs; excludes the effect of purchase price adjustments recorded on acquisition of Thompson Creek USA. See Non-GAAP Financial Measures — Cash Operating Expenses for additional information.
NON-GAAP FINANCIAL MEASURES — CASH OPERATING EXPENSES
Throughout this management’s discussion and analysis reference is made to cash operating expenses and cash operating expenses per pound. Cash operating expenses and cash operating expenses per pound are considered a key measure by Thompson Creek in evaluating the Corporation’s operating performance. Cash operating expenses are not a measure of financial performance, nor does it have a standardized meaning prescribed by generally accepted accounting principles (“GAAP”) and may not be comparable to similar measures presented by other companies. The Corporation’s management believes this non-GAAP measure provides useful supplemental information to investors in order that they may evaluate the Corporation’s financial performance using the same measures as management, and that as a result, the investor is afforded greater transparency in assessing the
30 Annual Report 2007 | Thompson Creek Metals Company Inc.

financial performance of the Corporation. Non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with GAAP.
The following table provides a reconciliation of cash operating expenses and cash operating expenses per pound, by mine, and operating expenses included in the Corporation’s consolidated statements of income (loss) in the determination of net income.

2007				2006
		Pounds			Pounds
	Operating	Sold [1]		Operating	Sold [1]
	Expenses	(000’s lbs)	$/lb	Expenses	(000’s lbs)	$/lb

Thompson Creek Mine
Cash operating expenses [2]	$100,708	12,064	$8.35	$14,711	2,529	$5.82
Inventory purchase price adjustment[3]	30,997			48,324

	131,705			63,035

Endako Mine
Cash operating expenses	$62,612	7,413	$8.45	$12,193	1,745	$6.99
Inventory purchase price adjustment[3]	—			20,608

	$62,612			$32,801

Other Operations	360,171	11,492		43,279	1,463

Operating expenses — consolidated	$554,488	30,969		$139,115	5,737

Weighted-average cash operating expenses[4]	$163,320	19,477	$8.39	$26,904	4,274	$6.29

[1]	Pounds of molybdenum sold.

[2]	Excludes stripping costs deferred at Thompson Creek Mine in 2007.

[3]	On acquisition of Thompson Creek USA an accounting adjustment was made to increase the carrying value of the product inventory on hand at that date to its estimated fair value. This non-cash adjustment was charged to operating expenses in 2006 as the inventory was sold.

[4]	Weighted-average of Thompson Creek Mine and Endako Mine cash operating costs; excludes the effect of purchase price adjustments recorded on acquisition of Thompson Creek USA.
OPERATIONS
Thompson Creek Mine
The Corporation’s Thompson Creek Mine and mill are located near Challis, in central Idaho. Mining is done by conventional open pit methods utilizing electric-powered shovels and 180-tonne haul trucks. The property covers 8,500 hectares with all the necessary permits, water, power, easements and rights-of-way to allow operations. The mill has a capacity of 27,000 tonnes per day and operates with a crusher, SAG mill, ball mill and flotation circuit.
Thompson Creek Metals Company Inc. | Annual Report 2007 31

The table that follows presents a summary of Thompson Creek Mine’s operating and financial results for 2007 and 2006. Amounts for 2006 include results for the period subsequent to the Corporation’s acquisition of Thompson Creek USA, from October 26 to December 31, 2006.

	2007	2006

Operations
Mined (000’s ore tonnes)	6,659	899
Milled (000’s tonnes)	8,047	883
Grade (% molybdenum)	0.06	0.14
Recovery (%)	82.1	90.0
Molybdenum production (000’s lb)	9,269	2,473
Molybdenum sold (000’s lb)	12,064	2,529
Realized price ($/lb)	$27.69	$26.33
Cash operating expenses ($/lb)[1]	$8.35	$5.82

Financial
Molybdenum sales	$334,011	$66,583

Operating expenses	131,705	66,313
Selling and marketing	3,950	252
Depreciation, depletion and amortization	19,643	1,330
Accretion	1,275	11

	156,573	67,906

Income (loss) from mining and processing	$177,438	$(1,323)

[1]	Excludes the effect of purchase price adjustments recorded on acquisition of Thompson Creek USA. See Non-GAAP Financial Measures — Cash Operating Expenses for additional information.
Molybdenum sold from the Thompson Creek Mine increased by 9,535,000 pounds or 377% in 2007 compared to 2006 as a result of owning the mine for the full year rather than only the post-acquisition period in 2006. Mining transitioned from Phase 5 to the new Phase 6 area in 2007, and some of the ore milled during the transition came from a low grade stockpile. While actual molybdenum production increased in 2007, it was less than planned as a result of inability to maintain access to high-grade ore from Phase 5, poorer than planned quality of the low grade stockpile ore processed in the year and a delay in stripping activity for Phase 6. These factors negatively impacted recovery, grade and mill throughput, which reduced molybdenum production compared to planned production for 2007. Realized prices increased by $1.36 per pound in 2007 compared to 2006.
The first of a two-part reserve re-evaluation for the Thompson Creek Mine was completed as of September 2007. This study assumed a long-term molybdenum price of $10.00 per pound and estimated proven and probable mineral reserves at 98.8 million tonnes with an average molybdenum grade of 0.098% containing 213.5 million pounds of molybdenum (proven reserves: 39.2 million tonnes at an average grade of 0.104% molybdenum; probable reserves: 59.5 million tonnes at an average grade of 0.094% molybdenum). The mine plan for these mineral reserves estimates a 10-year production life. The previous reserve used a long-term molybdenum price of $5.00 per pound. This first part of the study used existing information from previous drilling and the current mine plan to estimate new mineral reserves. Work on the second part of this reserve analysis continues with development drilling and geologic model
32 Annual Report 2007 | Thompson Creek Metals Company Inc.

review with the intent of expanding the mineral reserves and extending the mine life further. This information will be used to complete the final part of this reserve study in 2008.
Endako Mine
The Corporation has a 75% interest in the Endako open-pit mine, mill and roaster which is located near Fraser Lake, British Columbia. The mine property covers 7,741 hectares and has the necessary permits and ancillary facilities to allow current operations. The infrastructure includes a 28,000 tonne per day mill and a 14,000 to 16,000 kilogram per day multiple-hearth roaster.
The table that follows presents a summary of the Corporation’s 75% share of the Endako Mine’s operating and financial results for 2007 and 2006. Amounts for 2006 include results for the period subsequent to the Corporation’s acquisition of Thompson Creek USA, from October 26 to December 31, 2006.

	2007	2006

Operations
Mined (000’s ore tonnes)	7,499	1,320
Milled (000’s tonnes)	7,356	1,129
Grade (% molybdenum)	0.06	0.06
Recovery (%)	72.7	75.7
Molybdenum production (000’s lb)	7,097	1,373
Molybdenum sold (000’s lb)	7,413	1,745
Realized price ($/lb)	$28.26	$24.23
Cash operating expenses ($/lb) [1]	$8.45	$6.99

Financial
Molybdenum sales	$209,492	$42,275

Operating expenses	62,612	32,801
Selling and marketing	2,518	842
Depreciation, depletion and amortization	18,475	1,450
Accretion	381	4

	83,986	35,097

Income from mining and processing	$125,506	$7,178

[1]	Excludes the effect of purchase price adjustments recorded on acquisition of Thompson Creek USA. See Non-GAAP Financial Measures — Cash Operating Expenses for additional information.
The Corporation’s share of molybdenum sold from the Endako Mine increased by 5,668,000 pounds or 325% in 2007 compared to 2006 as a result of owning the mine for the full year rather than only the post-acquisition period in 2006. While actual molybdenum production increased in 2007, it was less than planned. A rock slide occurred on the south wall of the Endako Pit in November 2007, resulting in the relocation of mining operations to the Denak Pit. The mill continued to operate, with ore being delivered to the mill from ore stockpiles and the Denak Pit. Due to the slide and also as a result of lower than expected ore grade and recovery rate, and difficulty in feeding wet, frozen ore into the mill in December, ore tonnage processed in that month was reduced. Realized prices increased by $4.03 per pound in 2007 compared to 2006.
Thompson Creek Metals Company Inc. | Annual Report 2007 33

Proven and probable ore reserve estimates were revised upwards in July 2007, indicating the Corporation’s share of mineral reserves were 207.0 million tonnes with an average molybdenum grade of 0.051% containing 233.0 million pounds of molybdenum (proven reserves: 84 million tonnes at an average grade of 0.053% molybdenum; probable reserves: 123 million tonnes at an average grade of 0.049% molybdenum). The revised mineral reserves were estimated using an assumed long-term molybdenum price of $10.00 per pound. Using the revised mineral reserves, at current production rates the Endako mine life is estimated to be 27 years. Previous reserve estimates were based on a molybdenum price of $3.50 per pound.
A detailed feasibility study that examined the possible expansion of the Endako mill to 50,000 tonnes per day from its current operation at 28,000 tonnes per day was completed in 2007. The study indicated the Corporation’s share of the capital cost, in addition to ongoing capital expenditures, would be $280,000 and a potential positive return on investment. The Corporation and the other joint venture participant are reviewing the study and a decision is expected in 2008.
Other Operations
The Corporation operates a metallurgical facility located in Langeloth, near Pittsburgh, Pennsylvania. Roasting capacity is approximately 35 million pounds per year. The facility consists of six multi-hearth roasters. The Thompson Creek Mine production provides much of the feed source for these roasters and the costs of processing Thompson Creek Mine material are included in Thompson Creek Mine operating expenses.
Other Operations include the processing activities at the Langeloth facility, excluding the processing of Thompson Creek Mine material. The Corporation purchases molybdenum concentrate from third parties for processing at the Langeloth metallurgical facility. These purchases are made to improve operating efficiency by increasing capacity utilization at the Langeloth facility and to maintain customers with a continuing molybdenum supply, especially in periods when molybdenum produced from the Corporation’s mining operations is low. The Corporation also processes molybdenum and certain other metals for other parties on a tolling, or cost-per-unit processed, basis.
The table that follows presents a summary of Other Operations’ operating and financial results for 2007 and 2006. Amounts for 2006 include results for the period subsequent to the Corporation’s acquisition of Thompson Creek USA, from October 26 to December 31, 2006.

	2007	2006

Operations
Molybdenum sold from purchased concentrate (000’s lb)	11,492	1,463
Realized price on molybdenum sold from purchased concentrate ($/lb)	$30.25	$26.53
Toll roasted molybdenum (000’s lb)	13,070	1,999
Roasted metal products processed (000’s lb)	27,698	5,682

Financial
Molybdenum sales	$347,598	$38,818
Tolling and calcining	23,301	3,167

	370,899	41,985

Operating expenses	360,171	40,001
Selling and marketing	2,574	145
Depreciation, depletion and amortization	9,979	1,812

	372,724	41,958

(Loss) income from mining and processing	$(1,825)	$27

34 Annual Report 2007 | Thompson Creek Metals Company Inc.

Molybdenum sold from purchased concentrates, toll roasted molybdenum and roasted metal products processed increased by 686%, 554% and 387%, respectively, in 2007 compared to 2006 as a result of the Corporation owning the Langeloth facility for the full year in 2007 compared to only the post-acquisition period in 2006.
Davidson Project
An independent engineering firm is preparing a feasibility study on the Davidson molybdenum deposit, located near Smithers, British Columbia. The proposed underground mine has been designed to produce an average of 2,000 tonnes of high-grade ore per day. The main components of the project include: the underground mine, an ore load out facility, a 7.2 kilometre haul road and a water treatment plant and discharge line. The Davidson Project ore will be transported to the Endako Mine for processing. Discussions on the sale of a portion of the Davidson Project are underway with the other participant in the Endako joint venture.
The Davidson Project will require approvals from provincial and federal regulators for construction and operation of the mine. Obtaining these approvals will be the focus of activities on Davidson for 2008.
Markets
Thompson Creek produces primarily molybdenum products. The products produced cover most of the range of molybdenum products available in the market.
The largest consumption of molybdenum occurs as a metallurgical alloy in the production of certain steels. Molybdenum is added as an alloy to enhance the steel’s high temperature strength, to impart hardness, toughness and to improve the weldability of steel, and to improve their anti-corrosive characteristics. Molybdenum is an important ingredient in high-performance stainless steel and other alloys. Molybdenum is also used in chemical products such as lubricants and pigments and as a catalyst to reduce sulfur in refined petroleum products.
Molybdenum demand has grown at an average of approximately 4% a year over the last 20 years and the world consumption is now in excess of 440 million pounds annually. Demand growth stems from the demand for the industrial capital goods sector especially from the oil and gas industry where it is used in pipeline steel, drill steel, and ocean platforms, as well as a desulfurization catalyst in petroleum refining. Other industrial sectors important to the future demand for molybdenum include aircraft manufacturing, shipbuilding, nuclear and coal power generation, and desalination plants among others. Given expectations of continued strong growth in energy investments and a continuation of global economic expansion, especially in China, the demand for molybdenum consumption is expected to continue to grow at its historic rate, or greater.
Molybdenum supply is expected to be constrained over the next couple of years. Approximately 60% of the world’s molybdenum production comes from by-product production at certain copper mines. While some of these mines are expecting to increase molybdenum production in the coming years, others have forecast lower production. Many have been mining areas of higher grade molybdenum within their mines over the last two or three years to take advantage of the recent increase in molybdenum prices. However, these mines are unable to indefinitely maintain this high-grade molybdenum activity due to the nature of their ore bodies. Other operators have announced construction of molybdenum recovery circuits that will add small amounts to the supply. One major operator has announced a mine reopening but it is not expected to start producing until 2010 at the earliest. There are also potential additional sources of molybdenum from new primary mine construction. Many of the significant deposits are held by mining companies that do not have the financial strength to finance mine development without assuming considerable debt, and it may be difficult for these entities to obtain the necessary financing, partly due to the lack of forward markets to hedge the molybdenum price. The time required to complete construction related to the development of new sources may be considerable therefore supply may not be available from these sources for several years to come.
Thompson Creek Metals Company Inc. | Annual Report 2007 35

China is a Large producer and, increasingly, a Large consumer of molybdenum. China has significant molybdenum resources and produces more than 20% of the world’s annual supply. China has been a major exporter of molybdenum for the past ten years. The level of exports, however, has recently been declining and this trend is expected to continue as a result of both the increased internal demand for molybdenum within China and also due to Chinese government regulations that have both restricted exports by quotas and increased export taxes on molybdenum products.
The price of molybdenum, which averaged $4.50 per pound between 1994 and 2004, peaked at $40.00 per pound in June 2005 and has since moderated slightly. In 2006, the average price of molybdenum was approximately $25.00 per pound and in 2007 the price strengthened, averaging just over $30.00 per pound for the year. Barring a worldwide recession, demand for molybdenum is expected to continue to grow. And, in the absence of new supply coming from China as well as the numerous constraints on production growth outside of China, the price of molybdenum is expected to remain relatively strong for the near-term, if not longer.
FINANCIAL REVIEW
Acquisition of Thompson Creek USA
On October 26, 2006, the Corporation acquired Thompson Creek USA, a private company with producing molybdenum mines and processing facilities in Canada and the United States. On closing, the Corporation paid $575,000 in cash for all of the outstanding shares of Thompson Creek USA. Subsequent to the closing date, the Corporation paid an additional $61,529 related to certain acquired accounts receivable pursuant to the acquisition agreement. In addition, at December 31, 2007, the Corporation had recorded an amount of $100,000 as contingent consideration payable on this acquisition based on the market price of molybdenum during 2007. This amount was settled in cash in January 2008. The Corporation may also be responsible for a further contingent payment in early 2010 of $25,000 if the average price of molybdenum exceeds $15 per pound in 2009.
This acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. A preliminary allocation was made at October 26, 2006, and subsequently finalized during the year ended December 31, 2007. Estimated fair values have been based on independent appraisals, discounted cash flows, quoted market prices and estimates made by management. As the purchase price exceeded the fair value of the net identifiable assets acquired, the Corporation has recorded goodwill of $121,605 on this transaction.
Prior to this acquisition, the Corporation’s mining assets were limited to the Davidson Project which is presently in the development stage.
INCOME STATEMENT
Revenues increased by $763,559 in 2007 compared to 2006. The Corporation sold an additional 25,232,000 pounds of molybdenum in 2007 compared to 2006 as a result of owning Thompson Creek USA and its operations for the full year in 2007 rather than the October 26 to December 31 period in 2006. The average realized molybdenum price in 2007 was $28.77 per pound or $3.03 per pound more than in 2006, which also contributed to the increased revenues.
Operating expenses increased by $415,373 in 2007 largely as a result of the 25,232,000 pound increase in molybdenum sold as a result of owning Thompson Creek USA and its operations for the full year in 2007 rather than the October 26 to December 31 period in 2006. Operating expenses also included $30,997 in 2007 related to the inventory portion of the Thompson Creek USA purchase price adjustment compared to $68,932 in 2006. These non-cash costs are the fair value adjustments allocated to inventory on hand at the acquisition date.
36 Annual Report 2007 | Thompson Creek Metals Company Inc.

Depreciation, depletion and amortization increased by $43,456 in 2007 compared to 2006. This increase is primarily a result of owning Thompson Creek USA and its operations for the full year in 2007 rather than the October 26 to December 31 period in 2006, and the purchase price adjustment allocated to property, plant and equipment and the related depreciation, depletion and amortization recorded thereon in the current year.
General and administrative expense was $11,301 higher in 2007 and resulted from increased corporate activities related to the ownership of Thompson Creek USA for the full year in 2007.
Interest and finance fees increased by $33,272 in 2007 compared to 2006. The Corporation borrowed $401,855 in October 2006 to partially fund the purchase of Thompson Creek USA. Most of the interest in 2006 related to this loan balance. Interest expense in 2007, while more than 2006, was lower than planned as the Corporation made significant principal prepayments and reduced the principal outstanding to $236,090 at December 31, 2007.
Exploration and development expenses were $4,585 in 2007 and $8,635 in 2006. These expenses are mostly Davidson Project costs which vary from year to year according to the type of activity being undertaken. In 2007, the Corporation recorded a credit of $1,871 against this expense related to a refundable exploration tax credit.
Stock-based compensation increased by $1,759 in 2007 over 2006. The number of stock options issued declined in 2007, however the Corporation’s higher share price resulted in an increased cost being assigned to each option awarded in the year. In addition, current year amounts include the amortization of costs related to options awarded in 2006.
Income and mining taxes for 2007 totaled $70,966 or 31 % of income before income and mining taxes. For 2006, the income and mining taxes recovery was $8,272 or 29% of the loss before income and mining taxes. The effective tax rate for 2007 was positively affected by a reduction in tax rates enacted in Canada which had the effect of reducing the Corporation’s future tax liabilities by $8,200.
CASH FLOWS
Cash from operating activities provided $182,551 in 2007 and $75,444 in 2006. The increased cash flow was mainly a result of owning Thompson Creek USA and its operations throughout 2007 rather than only from October 26 to December 31, 2006.
Investing activities used $53,233 in 2007, including $34,174 for deferred stripping at the Thompson Creek Mine and $14,593 in property, plant and equipment additions at all operations. Investing activities required $605,315 in 2006 which was almost entirely related to the purchase of Thompson Creek USA.
Financing activities required $117,368 in 2007. Significant debt repayments amounting to $168,216 were made. Common shares issued raised $50,848. Financing activities generated $621,516 in 2006. The Corporation issued 57,449,048 shares and 25,319,541 warrants to raise $233,701 mainly through a prospectus offering completed in connection with the Thompson Creek USA purchase. Long-term debt of $401,856 was borrowed to partially finance the Thompson Creek USA purchase and finance fees of $13,673 were incurred to raise this debt.
LIQUIDITY AND CAPITAL RESOURCES
During 2007, cash and cash equivalents increased by $15,633 to $113,692 at December 31, 2007. The Corporation also has a $22,500 revolving credit facility available as part of its long-term debt financing arrangement. This revolving credit facility matures October 26, 2011 and bears interest on outstanding balances at LIBOR plus 475 basis points. At December 31, 2007, this revolving credit facility was not drawn.
Thompson Creek Metals Company Inc. | Annual Report 2007 37

At December 31, 2007, the Corporation had recorded a liability of $100,000 for a contingent purchase price payment to the former owners of Thompson Creek USA. A cash payment was made in January 2008 to settle this obligation. The Corporation may be responsible for a further contingent payment in early 2010 of $25,000 if the average price of molybdenum exceeds $15 per pound in 2009.
A positive feasibility study has been prepared for the expansion of the Endako mill that shows the Corporation’s share of capital costs, in addition to ongoing capital expenditures, would be $280,000. A feasibility study is also being prepared for the Davidson Project. The Corporation expects to make a decision on both of these projects in 2008. Capital expenditures are expected on both projects in 2008 if the projects are approved. Additional capital is also planned for the Corporation’s other operations in 2008. Capital expenditures for 2008 are expected to exceed the $15,000 limit specified in the Corporation’s debt agreement. The Corporation is considering alternatives to address this limitation, including seeking a waiver from the current lenders or new financing arrangements.
OUTLOOK
The molybdenum price on world markets is the single most important variable affecting the cash flow and profitability of the Corporation. Management expects that molybdenum prices will remain strong in the near term.
Molybdenum production of between 16.5 and 17.0 million pounds at an operating cost of $6.00 to $6.50 per pound is expected from the Thompson Creek Mine in 2008. The Corporation’s 75% share of the Endako Mine production is expected to be from 6.5 to 7.5 million pounds at an operating cost of $9.50 to $10.25 per pound. This production profile and the strong current market price for molybdenum are expected to allow the Corporation to meet its cash requirements for operations, capital expenditures, and debt payments during 2008.
Ore mineral reserves were recalculated and increased at both operating mines during 2007 using a long-term price of $10.00 per pound for molybdenum sales. Proven and probable reserve estimates were revised at the Endako Mine and the mine life, using current milling rates, was extended to 27 years. Exploration drilling is underway in the vicinity of the Endako Mine. The Thompson Creek Mine proven and probable reserve estimates were also revised and the mine plan was extended to 10 years. Thompson Creek Mine continues to work on development drilling and reserve analysis to complete the second stage of its reserve study.
In addition to the extended mine life at the current operating mines, development of the Davidson Project continues. The Davidson deposit is Canada’s largest undeveloped molybdenum deposit. A feasibility study is being prepared to examine the mining of 2,000 tonnes of high-grade ore per day from the deposit and the shipping of this ore to the Endako mill for processing. The Corporation expects to make a decision on the project in 2008. Efforts to secure permitting for the project are ongoing.
A feasibility study that examined the expansion of the Endako mill was also completed in 2007. The study indicated there are potential positive returns on an investment of this nature. The Corporation and the other joint venture participant are reviewing the study and a decision is expected in 2008.
SENSITIVITY ANALYSIS
The effect of a $1.00 per pound change in the price of molybdenum on 2008 net income and diluted earnings per share, based on the Corporation’s plan, is approximately $15,300 and $0.12, respectively.
The effect of a $0.01 change in the Canadian/US dollar exchange rate on 2008 net income and diluted earnings per share, based on the Corporation’s plan, is approximately $1,000 and $0.01 respectively.
38 Annual Report 2007 | Thompson Creek Metals Company Inc.

RELATED PARTY TRANSACTIONS
The Corporation has a 75% interest in the Endako Mine joint venture. The other participant in the joint venture is a related party as they jointly control significant assets. Consolidated sales to members of a group of companies affiliated with the other participant in the Endako Mine joint venture were $176,109 for the year ended December 31, 2007, representing 19.2% of the Corporation’s total revenues for 2007 (2006 — $21,106 and 14.0%, respectively). For the year ended December 31, 2007, the Corporation recorded management fee income of $676 (2006 — $176) and selling and marketing costs of $1,374 (2006 -$316) from this group of companies.
COMMITMENTS AND CONTINGENCIES
As discussed above, in connection with the acquisition of Thompson Creek USA, the Corporation entered into the First Lien and Second Lien credit facility loan agreements. During the first quarter of 2007, the Corporation repaid the Second Lien credit facility. The First Lien credit facility requires quarterly principal payments. In addition to the regular principal payments, the Corporation is required to make additional principal payments upon the issuance of any new equity subsequent to the acquisition of Thompson Creek USA. In 2007, the Corporation made additional principal payments of $34,051 with proceeds from equity issuances. This agreement requires additional principal payments each year if cash flows, as defined in the loan agreement, in the year exceed the operating requirements of the Corporation. In 2007, no additional payments were required under this term of the loan agreement. This loan is scheduled to mature on September 30, 2012.
In April 2007, the Corporation entered into an interest rate protection agreement, as required under the First Lien credit facility. As a result of the agreement, the Corporation has capped the underlying LIBOR rate on a portion of the First Lien principal at 6.0%. At December 31, 2007 the principal amount covered under this agreement was $116,500. The LIBOR rate at December 31, 2007 was 4.6%.
The Corporation has entered into variable-rate loan agreements to finance the purchase of certain mining equipment. The mining equipment is pledged as collateral for the loans. Each of these loans requires regular principal repayments and mature no later than 2010. These loans bear interest at LIBOR plus 200 basis points. As at December 31, 2007, the interest rate for these loans was 6.6%.
Maturities of long term debt obligations are as follows:

	First Lien	Equipment
	Senior	Loans	Total

Year ending December 31:
2008	$66,818	$2,704	$69,522
2009	66,818	2,898	69,716
2010	44,545	1,165	45,710
2011	31,182	—	31,182
2012	26,727	—	26,727
Thereafter	—	—	—

	$236,090	$6,767	$242,857

Thompson Creek Metals Company Inc. | Annual Report 2007 39

On acquisition of Thompson Creek USA, the Corporation has assumed an agreement with a company affiliated with the other participant in the Endako joint venture in which the Corporation will sell up to 10% of certain production from the Thompson Creek Mine. The price to be paid will vary depending on the production costs and the market price of molybdenum. The Corporation expects to sell approximately 8.0 million pounds of molybdenum from 2007 to 2011 under the terms of this agreement. One million pounds in each of the four years, 2008 through to 2011, will be sold at a price as determined by the agreement not to exceed $7.50 per pound. The remainder of the expected sales will be sold at a discount to the market price at the time of the sale. At the December 31, 2007 market price of $32.38 per pound and current expected costs, this discount would be approximately $3.74 per pound.
In addition to the above noted contract, the Corporation has entered into agreements in which it has committed to sell specified amounts of molybdenum from 2008 to 2011 at fixed prices. At December 31, 2007, the Corporation has committed to sell approximately 2.2 million pounds from 2008 through to 2011 at an average price of $22.52 per pound.
The Corporation enters into forward currency contracts in order to reduce the impact of certain foreign currency fluctuations related to the operations of Endako. The forward currency contracts provide protection to the Corporation from fluctuations in the Canadian dollar. The terms of the contracts are less than one year. At December 31, 2007 the Corporation had open forward exchange contracts with a total commitment to purchase Cdn$21,000 at an average rate of US$1.04.
In January 2008, the Corporation paid $100,000 to the vendors of Thompson Creek USA under a contingent payment clause of the purchase agreement. In early 2010, the Corporation may also be responsible for a further contingent payment of $25,000 if the average 2009 molybdenum price exceeds $15.00 per pound.
In the normal course of operations, the Corporation enters into agreements for the purchase of molybdenum. As at December 31, 2007, the Corporation had commitments to purchase approximately 9.5 million pounds of molybdenum (2006 — 10.4 million pounds), including approximately 6.7 million pounds in 2008 and 1.4 million pounds in each of 2009 and 2010.
RISK AND UNCERTAINTIES
Commodity Prices
The Corporation’s profitability is based on the production and sale of molybdenum products. The profitability will be significantly impacted by changes in the market price for molybdenum and in the change in the exchange rate of the US dollar relative to the Canadian dollar. The Corporation has not entered into any forward sales agreements in respect to the sale of molybdenum, other than with the other participant in the Endako joint venture and certain agreements for small quantities of sales. The Corporation has entered into and continues to enter into agreements to fix the US dollar to Canadian dollar exchange rate. The Corporation does not consider these agreements to be accounting hedges.
Mineral Reserves and Resources
Mineral reserves and resources are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the expected level of recovery will be realized. The ore grade recovered may differ from the estimated grades of the reserves and resources. Such figures have been determined based upon assumed metal prices and operating costs. Changes in mine operating and processing costs, changes in ore grade and decline in the market price of molybdenum may render some or all of the mineral reserves uneconomic.
40 Annual Report 2007 | Thompson Creek Metals Company Inc.

Capital Markets
Changes to the market price of molybdenum and assumptions concerning future operating expenses may make capital more costly or unavailable to the Corporation. The Corporation’s current credit facilities specify an annual limit of $15,000 on capital expenditures. The Corporation expects to exceed this limit in 2008 and is considering alternatives to address this limitation, including seeking a waiver from the current lenders or new financing arrangements.
Construction
The construction of a new mine is dependent on financing, construction companies and personnel, weather and government permits. If the Corporation is unable to access each of these in a timely manner, construction could be delayed or require significant additional costs to complete in a timely manner. Increases in the cost of machinery, equipment, personnel and other construction materials may affect the economic viability and profitability of developing new resources.
Environmental, Health and Safety
The Corporation’s operations are subject to environmental regulations in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance and more stringent environmental assessments of proposed projects. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations.
Mineral ores and mineral products including molybdenum ore and molybdenum products contain naturally occurring impurities and toxic substances. Although the Corporation has implemented procedures that are designed to identify, isolate and safely remove or reduce such impurities and substances, such procedures require strict adherence and no assurance can be given that employees, contractors or others will not be exposed to or affected by such impurities and toxic substances, which may attract liability to the Corporation. A risk to the operation of the Thompson Creek Mine, the Endako Mine, and the Langeloth metallurgical facility is that standard operating procedures may not identify, isolate and safely remove or reduce such substances. The Corporation is aware that both careful monitoring and effective control are paramount, but there is still a risk that the presence of impurities or toxic substances in the Corporation’s product may result in such product being rejected by the Corporation’s customers or penalties being imposed due to such impurities. Such incidents could require remedial action and could result in curtailment of operations.
Legislation requiring manufacturers, importers and downstream users of chemical substances, including metals and minerals, to establish that the substances can be used without negatively affecting health or the environment may impact the Corporation’s operations and markets. These potential compliance costs, litigation expenses, regulatory delays, remediation expenses and operational costs could negatively affect the Corporation’s financial results.
Currency Rates
Results of the Corporation’s Canadian mining operations are affected by the US dollar exchange rate. A weaker US dollar causes the Corporation’s Canadian dollar denominated costs to increase subject to protection in place through our currency hedging program.
Thompson Creek Metals Company Inc. | Annual Report 2007 41

Summary of Quarterly Results
(Unaudited)

2007
	Q1	Q2	Q3	Q4	Total

Operations
Molybdenum sold (000’s lb)	10,485	8,154	6,113	6,217	30,969
Molybdenum production (000’s lb)	5,433	4,466	3,024	3,443	16,366
Realized price ($/lb)	$25.57	$29.59	$32.05	$31.08	$28.77
Cash operating expenses ($/lb) [1]	$8.27	$6.16	$9.09	$11.51	$8.39

Financial
Revenue	$267,967	$247,784	$200,856	$197,795	$914,402
Income from mining and processing	$88,081	$104,126	$60,906	$47,915	$301,028
Net income	$47,735	$56,799	$23,948	$28,865	$157,347
Net income per common share
— basic	$0.46	$0.51	$0.21	$0.25	$1.43
— diluted	$0.43	$0.45	$0.18	$0.22	$1.24
Cash flow from operating activities	$105,059	$359	$31,426	$45,707	$182,551

2006
	Q1	Q2	Q3	Q4	Total

Operations
Molybdenum sold (000’s lb)	—	—	—	5,737	5,737
Molybdenum production (000’s lb)	—	—	—	3,846	3,846
Realized price ($/lb)	$—	$—	$—	$25.74	$25.74
Cash operating expenses ($/lb) [1]	$—	$—	$—	$6.30	$6.30

Financial
Revenue	$—	$—	$—	$150,843	$150,843
Income from mining and processing	$—	$—	$—	$5,744	$5,744
Net loss	$(2,481)	$(2,855)	$(2,795)	$(12,512)	$(20,643)
Net income per common share
— basic	$(0.06)	$(0.06)	$(0.06)	$(0.14)	$(0.36)
— diluted	$(0.06)	$(0.06)	$(0.06)	$(0.14)	$(0.36)
Cash flow from operating activities	$(3,672)	$(2,751)	$(3,288)	$85,155	$75,444

[1]	Weighted-average of Thompson Creek Mine and Endako Mine cash operating costs; excludes the effect of purchase price adjustments recorded on acquisition.
Analysis of 2007 Fourth Quarter Results
Molybdenum sold increased by 480,000 pounds — or 8% due to the Corporation owning Thompson Creek USA for the entire fourth quarter in 2007 rather than only the post-acquisition period in the 2006 fourth quarter. Production from both mines was lower in the 2007 fourth quarter compared to the 2006 fourth quarter as discussed below and the increased pounds sold were produced from purchased concentrate. Earnings from mining and processing increased
42 Annual Report 2007 | Thompson Creek Metals Company Inc.

by $42,171 in the 2007 fourth quarter as the 2006 fourth quarter absorbed a non-cash purchase price adjustment of $69,932 in operating expenses related to a fair-value increase in inventory acquired with the purchase of Thompson Creek USA. Cash from operating activities declined by $37,139 in the 2007 fourth quarter, primarily due to a 26% decline in sales of product produced from the Corporation’s mines in the current year period.
Thompson Creek Mine — Three Months Ended December 31, 2007 and 2006

	2007	2006

Operations
Mined (000’s ore tonnes)	3,420	899
Milled (000’s tonnes)	2,234	883
Grade (% molybdenum)	0.05	0.14
Recovery (%)	84.4	90.0
Molybdenum production (000’s lb)	1,953	2,473
Molybdenum sold (000’s lb)	1,444	2,529
Realized price ($/lb)	$29.47	$26.33
Cash operating expenses ($/lb) [1]	$14.18	$5.82

Financial
Molybdenum sales	$42,555	$66,583

Operating expenses	21,884	66,313
Selling and marketing	392	252
Depreciation, depletion and amortization	3,120	1,330
Accretion	354	11

	25,750	67,906

Income (loss) from mining and processing	$16,805	$(1,323)

[1]	Excludes the effect of purchase price adjustments recorded on acquisition.
Molybdenum sold declined by 1,085,000 pounds or 43% even though the Corporation owned the Thompson Creek Mine for the entire fourth quarter in 2007 rather than only the post-acquisition period in the fourth quarter of 2006. Ore processed in the 2007 fourth quarter came primarily from stockpiled material and, increasingly from Phase 6 ore as waste stripping activity exposed more of the Phase 6 ore throughout the quarter. The ore processed during the fourth quarter of 2007 had lower grades and recoveries compared to the Phase 5 ore processed in the 2006 fourth quarter, resulting in a decline in material available for sale in the current year period. Average realized prices increased by $3.14 per pound in the 2007 fourth quarter compared to the same period in 2006. Operating expenses declined by $11.06 per pound in the 2007 fourth quarter as the fourth quarter of 2006 absorbed a non-cash purchase price adjustment of $48,324 in operating expenses related to a fair-value increase in inventory acquired with the purchase of Thompson Creek USA.
Thompson Creek Metals Company Inc. | Annual Report 2007 43

Endako Mine — Three Months Ended December 31, 2007 and 2006
Amounts presented in the table below represent the Corporation’s 75% share of the Endako Mine’s operations.

	2007	2006

Operations
Mined (000’s ore tonnes)	1,621	1,320
Milled (000’s tonnes)	1,549	1,129
Grade (% molybdenum)	0.06	0.06
Recovery (%)	68.7	75.7
Molybdenum production (000’s lb)	1,490	1,373
Molybdenum sold (000’s lb)	1,707	1,745
Realized price ($/lb)	$31.03	$24.23
Cash operating expenses ($/lb) [1]	$9.25	$6.99

Financial
Molybdenum sales	$52,965	$42,275

Operating expenses	15,793	32,801
Selling and marketing	542	842
Depreciation, depletion and amortization	2,910	1,450
Accretion	103	4

	19,348	35,097

Income from mining and processing	$33,617	$7,178

[1]	Excludes the effect of purchase price adjustments recorded on acquisition.
Molybdenum sold decreased by 38,000 pounds or 2% in the fourth quarter of 2007 over the comparable 2006 period. The decline occurred even though the Corporation owned Endako for the entire quarter in 2007 compared to only the post-acquisition period in 2006. While actual molybdenum production increased in the fourth quarter of 2007, it was less than planned. A rock slide occurred on the south wall of the Endako Pit in November 2007, requiring ore to be sourced from stockpiles and the Denak Pit rather than the Endako Pit. Due to the slide and also as a result of lower than expected ore grade and recovery rate, and difficulty in feeding wet, frozen ore into the mill in December, ore tonnage processed in that month was reduced. Realized prices were $6.80 per pound greater in the 2007 fourth quarter compared to the fourth quarter of 2006. Operating expenses were $9.55 per pound lower in the fourth quarter of 2007 as the 2006 fourth quarter absorbed a non-cash accounting charge of $20,608 in operating expenses for a fair-value increase in inventory acquired with the purchase of Thompson Creek USA.
44 Annual Report 2007 | Thompson Creek Metals Company Inc.

Other Operations — Three Months Ended December 31, 2007 and 2006

	2007	2006

Operations
Molybdenum sold from purchased concentrate (000’s lb)	3,066	1,463
Realized price on molybdenum sold from purchased concentrate ($/lb)	$31.86	$26.53
Toll roasted molybdenum (000’s lb)	2,253	1,999
Roasted metal products processed (000’s lb)	8,150	5,682

Financial
Molybdenum sales	$97,686	$38,818
Tolling and calcining	4,589	3,167

	102,275	41,985

Operating expenses	101,826	40,001
Selling and marketing	642	145
Depreciation, depletion and amortization	2,283	1,812

	104,751	41,958

Income (loss) from mining and processing	$(2,476)	$27

Molybdenum sold from purchased concentrates, toll roasted molybdenum and roasted metal products processed increased by 110%, 13% and 5%, respectively, as a result of the Corporation owning the Langeloth facility for the entire fourth quarter in 2007 compared to only the post-acquisition period in the fourth quarter of 2006. Molybdenum sold from purchased concentrates increased significantly in the 2007 fourth quarter in order to meet customer demand and to offset the decline in molybdenum concentrate deliveries from the Thompson Creek Mine due to lower production at that operation.
CRITICAL ACCOUNTING ESTIMATES
In preparing financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting assumptions affect the consolidated financial statements materially and require a significant level of judgement by management. There is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.
PURCHASE PRICE ALLOCATION
Business acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value at the time of the acquisition. The determination of fair value requires management to make assumptions and estimates about future events which require a high degree of judgment including estimates of mineral reserves acquired, future molybdenum prices and discount rates. Changes in any of the assumptions or estimates used in the fair value determination could materially impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.
GOODWILL AND GOODWILL IMPAIRMENT
Goodwill arising from business combinations is allocated to reporting units by preparing estimates of the fair value of each reporting unit as compared to the fair value of the assets and liabilities of the reporting unit. Goodwill is tested for impairment on an annual basis or when circumstances indicate that the value may have become impaired. This assessment includes a comparison of the carrying value and fair value of each reporting unit to determine whether
Thompson Creek Metals Company Inc. | Annual Report 2007 45

the fair value exceeds its carrying value. If the carrying value exceeds the fair value a more detailed goodwill impairment assessment would have to be undertaken. In determining fair value, management must exercise judgment and make assumptions and different judgments and assumptions could affect the determination of fair value and any resulting impairment write-down.
At December 31, 2007, each reporting unit’s estimated fair value was greater than its carrying value. However, the timing and amount of future goodwill impairment charges is difficult to determine and may be impacted by molybdenum prices, the timing and future value of additions to proven and probable mineral reserves, operating costs, level of capital expenditures and currency exchange, discount and interest rates.
DEPRECIATION, DEPLETION AND AMORTIZATION
Plant, facilities and machinery used directly in mining operations are amortized using the units-of-production method over the estimated life of the ore body based on recoverable pounds to be mined from estimated proven and probable mineral reserves. Mobile and other equipment are depreciated on a straight-line basis over the shorter of their estimated useful life and the life of the mine.
The estimate that most significantly affects the unit of production rate is the quantities of proven and probable molybdenum mineral reserves. The estimation of the extent of mineral reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological sampling and models as well as estimate of long term molybdenum prices and future costs. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Significant judgment is involved in the reserve estimates and actual results may differ significantly from current assumptions.
PROPERTY, PLANT AND EQUIPMENT
The Corporation reviews and evaluates the carrying value of its operating mines and development properties for impairment when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.
An impairment loss is measured and recorded when the carrying amount exceeds the estimated future undiscounted cash flows. These future cash flows are developed using assumptions that reflect the long-term operating plans for an asset given management’s best estimate of the most probable set of economic conditions. At December 31, 2007, it is management’s view based on assumptions that management believes to be reasonable that there is no impairment in the carrying value of property plant and equipment. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future write-downs.
ASSET RETIREMENT OBLIGATIONS
Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Corporation will incur to complete the work required to comply with existing laws and regulation at each mining operation. Actual costs may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required.
INCOME AND MINING TAXES
The determination of the Corporation’s tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of future earnings which affect the
46 Annual Report 2007 | Thompson Creek Metals Company Inc.

extent to which potential future tax benefits may be used. The Corporation is subject to assessments by various taxation authorities which may interpret tax legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Corporation provides for such differences where known based on management’s best estimate of the probable outcome of these matters.
RECENT CHANGES IN ACCOUNTING PRONOUNCEMENTS
Financial Instruments, Hedges and Comprehensive Income
Effective January 1, 2007, the Corporation adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants (“CICA”), including Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments — Recognition and Measurement” and Section 3865, “Hedges”.
(a)	Financial Instruments — Recognition and Measurement

Under this new standard, all financial instruments are classified as one of the following: held-to-maturity investments, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.

Effective January 1, 2007, the Corporation’s cash, cash equivalents and reclamation deposits have been classified as available for sale investments and are recorded at fair value on the balance sheet.

All derivative instruments are recorded on the consolidated balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income. In accordance with the standard’s transitional provisions, the Corporation recognizes as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.

All other financial instruments are recorded at amortized cost, subject to impairment reviews. The criteria for assessing an other-than-temporary impairment remain unchanged. Transaction costs incurred to acquire or issue financial instruments are included in the carrying amount of the relevant financial instrument.

(b)	Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair-value hedges, cash-flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. The Corporation has not designated any agreements as hedges.

(c)	Comprehensive Income

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of
Thompson Creek Metals Company Inc. | Annual Report 2007 47

which are not included in the calculation of net earnings until realized. This statement has been included in the Corporation’s consolidated financial statements effective 2007. The balance in accumulated other comprehensive income at December 31, 2007 relates entirely to unrealized foreign exchange gains on translation of self-sustaining foreign operations.
Stripping Costs Incurred in the Production Phase of a Mining Operation
Effective January 1, 2007, the Corporation adopted the new recommendations of the CICA Emerging Issues Committee Abstract No. 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). EIC-160 clarifies the treatment of costs associated with the activity of removing overburden and other mine waste materials in the production phase of a mining operation and requires that these costs be charged to income in the period in which they are incurred, except when the costs represent a betterment to the mineral property. Costs represent a betterment to the mineral property when the stripping activity provides access to mineral reserves that will be produced in future periods that would not have been accessible without the stripping activity. When costs are deferred in relation to a betterment, the costs are amortized over the mineral reserves accessed by the stripping activity using the units of production method. Adoption of this standard had no impact on the Corporation’s previously reported results.
Accounting Changes
Effective January 1, 2007, the Corporation adopted the revised CICA Handbook Section 1506, “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Corporation has not made any voluntary change in accounting principles since the adoption of the revised standard.
ACCOUNTING POLICY DEVELOPMENTS
Convergence with International Financial Reporting Standards
The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (“IFRS”). The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Corporation’s consolidated financial statements is not yet determinable.
Inventories
In June 2007, the CICA released Handbook Section 3031, “Inventories”, which replaces the existing Section 3030, “Inventories”. This standard introduces changes to the measurement and disclosure of inventory and converges with IFRS. Key requirements of this standard include that: inventories be measured at the lower of cost and net realizable value; the allocation of overhead be based on normal capacity; the use of the specific cost method for items that are not normally interchangeable or produced for specific purposes; the use of a consistent cost formula for inventory of similar nature and use; and the reversal of previous write-downs of inventory to net realizable value when there has been a subsequent increase in the value of this inventory. Disclosure requirements include the Corporation’s policies, inventory carrying amounts, amounts recognized as an expense, write-downs and subsequent reversals of write-downs. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Corporation is currently assessing the impact that the adoption of this standard will have on its consolidated financial statements.
48 Annual Report 2007 | Thompson Creek Metals Company Inc.

Financial Instruments — Disclosure and Presentation
In March 2007, the CICA released Handbook Section 3862, “Financial Instruments — Disclosure”, and Handbook Section 3863, “Financial Instruments — Presentation” to replace existing Section 3861, “Financial Instruments — Disclosure and Presentation”. The new financial statement disclosure requirements of Section 3862 are to enable users to evaluate the significance of financial instruments on the Corporation’s financial position and performance, the nature and extent of risks arising from financial instruments the Corporation is exposed to during the reporting period and as at the balance sheet date, and how the Corporation is managing those risks. Section 3863 carries forward, unchanged, the presentation requirements of existing Section 3861 to enhance user’s understanding of the significance of financial instruments to the Corporation’s financial position, performance and cash flows. These standards are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.
Capital Disclosures
In December 2006, the CICA released Handbook Section 1535, “Capital Disclosures”. The objective of the new financial statement disclosure requirements of Section 1535 is to enable users to evaluate the Corporation’s objectives, policies and processes for managing capital. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.
Goodwill and Intangible Assets
In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009. The Corporation is currently assessing the impact that the adoption of this standard will have on its consolidated financial statements.
OUTSTANDING SHARE DATA
Common shares and convertible securities outstanding at March 13, 2008 were:

			Common Shares
		Exercise	on Exercise
Security	Expiry Dates	Price (Cdn$)	(000’s)

Common shares			113,484
Warrants	October 23, 2011	$9.00	24,506
Share options	August 11, 2010 to December 6, 2012	$0.60 to $23.93	7,376

			145,366

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Corporation’s management has evaluated the effectiveness of the Corporation’s disclosure controls and procedures. Based upon the results of that evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Corporation’s disclosure controls
Thompson Creek Metals Company Inc. | Annual Report 2007 49

and procedures were effective to provide reasonable assurance of the accuracy of the information required to be disclosed by the Corporation in the reports it files, and the transactions that are recorded, processed, summarized and reported, within the appropriate time periods.
Internal Controls over Financial Reporting
The Corporation’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of management, the Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Corporation’s controls include policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the annual financial statements or interim financial statements.
In making its assessment of the Corporation’s design of internal control over financial reporting as of December 31, 2007, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). For purposes of management’s evaluation, any significant deficiency, or a combination of significant deficiencies, that resulted in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected in a timely basis by management or employees in the normal course of performing their assigned functions, have been reported to the Audit Committee of the Board.
There have been significant changes in the Corporation’s internal control over financial reporting during the Corporation’s year ended December 31, 2007 that have materially affected the Corporation’s internal control environment.
Among the more significant events affecting internal control over financial reporting was the acquisition of the formerly privately-held Thompson Creek USA and the transformation of the Corporation from a development company to a multi-operations mining company. These changes have resulted in an evolution and formalization of the internal control and regulatory reporting environment within the Corporation.
During management’s review and evaluation of the design of the internal controls over financial reporting, management concluded that significant deficiencies existed within the internal control environment as a result of the changes described above. These significant deficiencies included:
•	the lack of effective segregation of duties where responsibilities for the preparation, entry and approval of accounting transactions were shared at some of the mine operations;
•	the lack of standardized, formal policies and procedures around the financial closing and reporting of financial results; and
•	The lack of formal evidence of management oversight and review of financial information.
50 Annual Report 2007 | Thompson Creek Metals Company Inc.

LIMITATIONS OF CONTROLS AND PROCEDURES
The Corporation’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Corporation have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
FORWARD-LOOKING INFORMATION
Certain statements in this Management’s Discussion and Analysis of financial condition and results of operations contain “forward-looking statements” within the meaning of applicable Canadian securities legislation, which reflects management’s expectations regarding the Corporation’s future growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements can be identified by the use of words such as “expects”, “plans”, “will”, “believe”, “estimates”, “intends”, “may”, “bodes”, and other words of similar meaning. Should known or unknown risks or uncertainties materialize, or should management’s assumptions prove inaccurate, actual results could vary materially from those anticipated. Many factors could cause results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on key suppliers, economic conditions, competition, regulatory change, molybdenum and other commodity prices, foreign exchange rates, interest rates, change in project parameters as plans continue to be refined, possible variations of ore grade, failure of plant, equipment or processes to operate as anticipated, and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Narrative Description of Business — Risks Factors” of the Corporation’s Annual Information Form for the year ended December 31, 2007 to be filed with the securities regulatory authorities in Canada. Although the forward-looking statements are based on what management believes to be reasonable assumptions, the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this report, and the Corporation does not assume any obligation to update or revise them to reflect new events or circumstances. Accordingly, readers should not place undue reliance on forward-looking statements.
March 13, 2008
Thompson Creek Metals Company Inc. | Annual Report 2007 51

Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements of Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.
The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board’s review is accomplished principally through the audit committee, which is comprised of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

Kevin Loughrey	Derek Price
Chairman and	Vice President and
Chief Executive Officer	Chief Financial Officer
March 13, 2008
52 Annual Report 2007 | Thompson Creek Metals Company Inc.

Auditors’ Report
To the Shareholders of Thompson Creek Metals Company Inc.:
We have audited the consolidated balance sheets of Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) (“the Corporation”) as at December 31, 2007 and 2006 and the consolidated statements of income (loss), cash flows, shareholders’ equity and comprehensive income for each of the years then ended. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years then ended, in accordance with Canadian generally accepted accounting principles.
PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia
March 13, 2008
Comments by Auditors for US Readers on Canada-US Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Corporation’s financial statements, such as the changes described in Note 3 to the consolidated financial statements. Our report to the shareholders dated March 13, 2008 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.
PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, British Columbia
March 13, 2008
Thompson Creek Metals Company Inc. | Annual Report 2007 53

Consolidated Balance Sheets
December 31
(US dollars in thousands)

	Note	2007	2006

Assets
Current assets
Cash and cash equivalents		$113,692	$98,059
Accounts receivable		84,128	84,476
Product inventory		131,272	131,269
Material and supplies inventory		32,899	25,498
Prepaid expense and other current assets		4,614	3,015
Income and mining taxes recoverable		13,410	—

		380,015	342,317
Reclamation deposits	12	26,851	23,005
Restricted cash	11	9,964	8,081
Other assets	8	2,439	-
Property, plant and equipment	5	566,791	480,187
Goodwill	4, 6	123,662	46,322

		$1,109,722	$899,912

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$60,428	$38,794
Acquisition cost payable	4	100,000	—
Income and mining taxes payable		—	29,407
Current portion of long-term debt	9	67,242	73,758
Future income and mining taxes	19	6,370	16,769

		234,040	158,728
Long-term debt	9	170,178	324,048
Contractual sales obligations	10	9,668	11,421
Severance and other liabilities	8, 11	20,277	8,008
Asset retirement obligations	12	26,413	25,992
Future income and mining taxes	19	161,504	147,664

		622,080	675,861

Shareholders’ Equity
Common shares	14	268,143	210,857
Common share warrants	14	34,975	35,445
Contributed surplus		26,537	14,953
Retained earnings (deficit)		129,768	(27,579)
Accumulated other comprehensive income (loss)		28,219	(9,625)

		487,642	224,051

		$1,109,722	$899,912

Commitments and contingencies	16

Kevin Loughrey Director	Denis Arsenault Director
The accompanying notes are an integral part of these consolidated financial statements.
54 Annual Report 2007 | Thompson Creek Metals Company Inc.

Consolidated Statements of Income (Loss)
Years ended December 31
(US dollars and share amounts in thousands, except per share amounts)

	Note	2007	2006

Revenues
Molybdenum sales		$891,101	$147,676
Tolling and calcining		23,301	3,167

		914,402	150,843

Cost of sales
Operating expenses		554,488	139,115
Selling and marketing		9,042	1,239
Depreciation, depletion and amortization		48,174	4,718
Accretion		1,670	27

		613,374	145,099

Income from mining and processing		301,028	5,744
Other (income) expenses
General and administrative		15,869	4,568
Exploration and development		4,585	8,635
Interest and finance fees	17	42,411	9,139
Stock-based compensation	15	16,306	14,547
Interest income		(7,783)	(1,183)
Other	18	1,327	(1,047)

		72,715	34,659

Income (loss) before income and mining taxes		228,313	(28,915)
Income and mining taxes (recoverable)
Current	19	103,070	23,133
Future	19	(32,104)	(31,405)

		70,966	(8,272)

Net income (loss)		$157,347	$(20,643)

Net income (loss) per share	20
Basic		$1.43	$(0.36)

Diluted		$1.24	$(0.36)

The accompanying notes are an integral part of these consolidated financial statements.
Thompson Creek Metals Company Inc. | Annual Report 2007 55

Consolidated Statements of Cash Flows
Years ended December 31
(US dollars in thousands)

	Note	2007	2006

Operating Activities
Net income (loss)		$157,347	$(20,643)
Reclamation expenditures		(82)	—
Items not affecting cash:
Depreciation, depletion and amortization		48,174	4,718
Accretion		1,670	27
Amortization of finance fees		7,831	406
Stock-based compensation		16,306	14,547
Future income and mining taxes		(32,104)	(31,405)
Unrealized loss on derivative instruments		4,837	660
Change in non cash working capital	23	(21,428)	107,134

Cash generated by operating activities		182,551	75,444

Investing Activities
Property, plant and equipment		(14,593)	(4,514)
Deferred stripping costs		(34,174)	—
Acquisitions, net of cash acquired		—	(600,428)
Restricted cash		(1,620)	(138)
Reclamation deposit		(2,846)	(235)

Cash used in investing activities		(53,233)	(605,315)

Financing Activities
Proceeds from issuance of common shares		50,848	233,701
Repayment of long-term debt		(168,216)	(368)
Proceeds from issuance of long-term debt		—	401,856
Debt issue costs		—	(13,673)

Cash (used in) generated by financing activities		(117,368)	621,516

Effect of exchange rate changes on cash		3,683	(501)

Increase in cash and cash equivalents		15,633	91,144
Cash and cash equivalents, beginning of year		98,059	6,915

Cash and cash equivalents, end of year		$113,692	$98,059

Supplementary cash flow information	23
The accompanying notes are an integral part of these consolidated financial statements.
56 Annual Report 2007 | Thompson Creek Metals Company Inc.

Consolidated Statements of Shareholders’ Equity
Years ended December 31
(US dollars in thousands)

	2007	2006

Common Shares
Balance, beginning of year	$210,857	$11,867
Proceeds from private placement	31,898	2,921
Proceeds from exercise of stock options	15,343	485
Transferred from contributed surplus on exercise of options	6,870	88
Proceeds from exercise of warrants	3,607	3,523
Transferred from warrants on exercise of warrants	469	570
Proceeds from acquisition of Thompson Creek USA	—	203,050
Issue costs	(901)	(11,647)

Balance, end of year	$268,143	$210,857

Warrants
Balance, beginning of year	$35,445	$646
Transferred to common shares on exercise of warrants	(469)	(570)
Warrants expired	(1)	-
Issued on acquisition of Thompson Creek USA	—	37,064
Issued on private placement	—	184
Agent compensation warrants	—	110
Issue costs	—	(1,989)

Balance, end of year	$34,975	$35,445

Contributed Surplus
Balance, beginning of year	$14,953	$422
Amortization of fair value of employee stock options	16,306	14,619
Transferred to common shares on exercise of options	(6,870)	(88)
Stock-based compensation tax adjustment	2,147	-
Warrants expired	1	-

Balance, end of year	$26,537	$14,953

Retained Earnings (Deficit)
Balance, beginning of year	$(27,579)	$(6,936)
Net income (loss)	157,347	(20,643)

Balance, end of year	$129,768	$(27,579)

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of year	$(9,625)	$857
Foreign currency translation adjustments	37,844	(10,482)

Balance, end of year	$28,219	$(9,625)

Shareholders’ Equity, end of year	$487,642	$224,051

Consolidated Statement of Comprehensive Income
Years ended December 31
(US dollars in thousands)

2007

Net income	$157,347
Foreign currency translation adjustments	37,844

Comprehensive income	$195,191

The accompanying notes are an integral part of these consolidated financial statements.
Thompson Creek Metals Company Inc. | Annual Report 2007 57

Notes to the Consolidated Financial Statements
Years ended December 31, 2007 and 2006
(US dollars in thousands, except per share amounts)
1. DESCRIPTION OF BUSINESS
Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) (“Thompson Creek” or “the Corporation”) is a Canadian mining company with molybdenum mines and processing facilities in Canada and the United States (“US”).
The Corporation acquired Thompson Creek Metals Company USA (“Thompson Creek USA”) on October 26, 2006. The operations acquired were the Thompson Creek Mine (mine and mill) in Idaho, the Langeloth Metallurgical Facility in Pennsylvania and a 75% joint venture interest in the Endako Molybdenum Mine Joint Venture (“Endako Mine”) (mine, mill and roaster) in British Columbia. This acquisition positioned the Corporation as a molybdenum producer with vertically integrated mining, milling, processing and marketing operations, and is further described in Note 4 to these financial statements. Prior to this acquisition the Corporation had no active mining operations.
The Corporation acquired the Davidson molybdenum property (“Davidson Project”) in British Columbia in 2005. The Corporation has been developing this project since that time.
2. SIGNIFICANT ACCOUNTING POLICIES
a) Basis of Preparation
The accompanying consolidated financial statements have been prepared according to Canadian generally accepted accounting principles (“Canadian GAAP”). All financial figures are presented in United States dollars unless otherwise stated. Material measurement differences between Canadian GAAP and generally accepted accounting principles in the United States (“US GAAP”) are described in Note 25.
b) Principles of Consolidation
The consolidated financial statements include the accounts of the Corporation and its subsidiaries. The principal subsidiaries of the Corporation are:
Thompson Creek Metals Company USA
Langeloth Metallurgical Company LLC
Thompson Creek Mining Co.
Cyprus Thompson Creek Mining Company
Thompson Creek Mining Ltd.
Blue Pearl Mining Inc.
These consolidated financial statements also include the Corporation’s pro-rata share of its 75% joint venture interest in the Endako Mine.
The comparative figures presented in these consolidated financial statements include the results of operations for Thompson Creek USA, and the effect on the consolidated cash flows, from the date of acquisition, October 26, 2006 to December 31, 2006.
All intercompany accounts and transactions have been eliminated on consolidation.
c) Currency Translation
The functional currency of the Corporation and its US operations is the US dollar. Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at exchange rates in effect at the balance sheet date
58 Annual Report 2007 | Thompson Creek Metals Company Inc.

with resulting gains or Losses being reported in other income or expense in the computation of net income. Other non-monetary assets and liabilities are translated at historic rates. Revenues, expenses and cash flows completed in foreign currencies are translated into US dollars at exchange rates prevailing at the transaction date.
The Corporation’s interest in the Endako Mine is accounted for as a self-sustaining operation. The Endako Mine’s functional currency is the Canadian dollar. Endako Mine’s assets and liabilities are translated at exchange rates in effect at the balance sheet date and revenues and expenditures are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders’ equity as a component of accumulated other comprehensive income (loss).
In connection with the acquisition of Thompson Creek USA, the Corporation changed its reporting currency from Canadian dollars to US dollars effective October 26, 2006.
d) Use of Estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. As the estimation process is inherently uncertain, actual future outcomes could differ from current estimates and assumptions, potentially having material effects on future financial statements.
e) Cash and Cash Equivalents
Cash equivalents are investments in money market instruments with a maturity of ninety days or less at the date of acquisition. Cash equivalents have been designated as available-for-sale and are reported on the balance sheet at fair value with changes in fair value reported in other comprehensive income, net of income taxes. These investments are readily convertible to known amounts of cash and are subject to insignificant changes in value during the period they are held.
f) Accounts Receivable
Accounts receivable are carried at the lower of amortized cost or net realizable value. On a periodic basis, receivables are reviewed for collectibility on an individual account basis in consideration of payment history, age of the receivable and credit worthiness of the customer. Accounts receivable are written off as they are determined to be uncollectible.
g) Inventories
Product inventories are carried at the lower of cost or net realizable value. Cost is comprised of production costs for ore produced from the Corporation’s mines and amounts paid for molybdenum concentrate purchased from third parties. Production costs include the costs of materials, costs of processing and roasting, direct labour, mine site and processing facility overhead costs and depreciation, depletion and amortization. The Corporation uses the first-in, first-out cost method for production and sales of product inventory.
Materials and supplies inventories are carried at the lower of cost or replacement cost.
h) Property, Plant and Equipment
Property, plant and equipment are recorded at cost. Plant, facilities and machinery are amortized using the units-of-production method over the estimated life of the ore body based on recoverable pounds to be produced from estimated proven and probable mineral reserves. Mobile and other equipment are depreciated on either a
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declining-balance basis or a straight-line basis over the shorter of their estimated useful life and the life of the mine. The cost of normal maintenance and repairs to maintain processing facilities and mining equipment is charged to earnings as incurred. Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized on the same basis as the underlying asset.
The Corporation capitalizes the costs to acquire mineral properties. On acquisition of a mineral property, the Corporation estimates the fair value of proven and probable mineral reserves as well as the value beyond proven and probable mineral reserves and records these amounts as assets at the date of acquisition. Mineral properties in production are amortized over the life of the mine using the units-of-production method based on recoverable pounds to be mined from estimated proven and probable mineral reserves. The cost assigned to value beyond proven and probable mineral reserves is not amortized. However, as new information is gained or economics change these mineral reserves may be converted into proven and probable mineral reserves at which time the capitalized costs associated with these mineral reserves are reclassified as costs subject to amortization.
Exploration costs are expensed as incurred. When it is determined that a mineral property can be economically developed and proven and probable mineral reserves have been established, costs incurred to develop the property are capitalized as incurred until the assets are brought into operational use. Prior to the initial establishment of proven and probable mineral reserves, development costs are expensed as incurred.
Expenditures incurred for stripping activity considered to be a betterment to a mineral property are capitalized and amortized over the mineral reserves that directly benefit from the specific stripping activity.
The Corporation reviews and evaluates the carrying value of its long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may be impaired. These tests compare expected undiscounted future cash flows from these assets to their carrying value. When indicators of impairment are determined to exist, carrying values are written down to their estimated fair values computed using the risk-free rate.
i) Reclamation Deposits
As part of its management of risks related to the final reclamation of mine sites, the Corporation maintains cash deposits whose use is restricted to the funding of reclamation costs. Cash deposits are required under a reclamation insurance policy that the Corporation has purchased for the Thompson Creek Mine. For the Endako Mine, the Corporation has placed cash on deposit to fund future reclamation costs anticipated under a reclamation plan approved by the Province of British Columbia. Reclamation deposits are classified as available-for-sale and are recorded at fair value, and are classified as a non-current asset.
j) Goodwill
Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and assigned to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized.
The Corporation evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events or changes in circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Corporation compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, then the Corporation compares the implied fair value of the reporting unit’s
60 Annual Report 2007 | Thompson Creek Metals Company Inc.

goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risk and uncertainties.
k) Derivative Instruments
The Corporation enters into various arrangements such as interest rate protection agreements, foreign currency forward contracts, and molybdenum purchase and sale contracts. The Corporation does not qualify any of these arrangements as hedging relationships, nor does it designate these contracts as “normal sales and purchase contracts”. The fair value of these derivative instruments are adjusted at each balance sheet date, with changes in fair value recorded in the determination of net income.
l) Income and Mining Taxes
The Corporation uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward.
In a business acquisition, the cost of the acquisition is allocated to the assets and liabilities acquired by reference to their fair values at the date of acquisition. Temporary differences that exist between the assigned values and the tax bases of the related assets and liabilities result in either future tax liabilities or assets. These future tax assets and liabilities are treated as identifiable assets and liabilities when allocating the cost of the purchase.
Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the potential benefit of a future tax asset, a valuation allowance, is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.
m) Asset Retirement Obligations
Asset retirement obligations are recorded at the time incurred. The Corporation estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Corporation’s future obligations. Asset retirement obligations are initially recorded at fair value by applying an estimate for inflation and discounting the expected cash flows using a discount rate that reflects the Corporation’s credit-adjusted risk-free rate of interest. For this application, the Corporation’s credit-adjusted risk-free rate of interest has been adjusted to reflect security provided to government agencies in connection with these obligations. Asset retirement obligations are adjusted to reflect the passage of time (accretion) calculated by applying the discount factor implicit in the initial fair-value measurement to the beginning-of-period carrying amount of the obligation.
The value of asset retirement obligations is evaluated on an annual basis or as new information comes available on the expected amounts and timing of cash flows required to discharge the liability. These changes are recorded in the period in which they are identified and when costs can be reasonably quantified.
n) Flow-through Shares
The Corporation financed a portion of its exploration and development costs through the issuance of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to the
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shareholders. The tax benefits foregone are classified as share issue costs and are reported as a reduction of common shares with a corresponding increase to future income tax liabilities.
o) Revenue Recognition
The Corporation recognizes revenue from molybdenum sales upon the transfer of title of the metal to third parties and when collection is reasonably assured. The Corporation recognizes tolling and calcining revenue under contractual arrangements when the services are performed.
p) Stock-based Compensation
The Corporation accounts for all stock-based compensation using the fair-value method. Under this method, the fair value of stock options at grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the stock option vesting period. Proceeds arising from the exercise of stock options are credited to share capital.
q) Earnings (Loss) per Share
Earnings (loss) per share calculations are based on the weighted average number of common shares issued and outstanding during the year. Diluted earnings (loss) per share are calculated using the treasury stock method, which assumes that outstanding stock options and warrants with an average exercise price less than the average market price of the Corporation’s common shares are exercised and the proceeds are used to repurchase common shares at the average market price of the common shares for the period. In years in which a loss is incurred, the effect of potential issuances of shares under options and warrants would be anti-dilutive and therefore basic and diluted losses per share are the same.
r) Comparative Figures
Certain comparative information has been reclassified to conform to the current year’s presentation.
3. ACCOUNTING CHANGES AND ACCOUNTING POLICY DEVELOPMENTS
Accounting Changes
a)	Financial Instruments, Hedges, Comprehensive Income
Effective January 1, 2007, the Corporation adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the Canadian Institute of Chartered Accountants (“CICA”), including Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments — Recognition and Measurement” and Section 3865, “Hedges”.
(i)	Financial Instruments — Recognition and Measurement

Under this new standard, all financial instruments are classified as one of the following: held-to-maturity investments, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.

Effective January 1, 2007, the Corporation’s cash and cash equivalents and reclamation deposits have been classified as available for sale investments and are recorded at fair value on the balance sheet.
62 Annual Report 2007 | Thompson Creek Metals Company Inc.

All derivative instruments are recorded on the consolidated balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income. In accordance with the standard’s transitional provisions, the Corporation recognizes as separate assets and liabilities only embedded derivatives acquired or substantively modified on or after January 1, 2003.
All other financial instruments are recorded at amortized cost, subject to impairment reviews. The criteria for assessing an other-than-temporary impairment remain unchanged. Transaction costs incurred to acquire or issue financial instruments are included in the carrying amount of the relevant financial instrument.
(ii)	Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair-value hedges, cash-flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. The Corporation has not designated any agreements as hedges.

(iii)	Comprehensive Income

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the Corporation’s consolidated financial statements effective 2007. The balance in accumulated other comprehensive income at December 31, 2007 relates entirely to unrealized foreign exchange gains on translation of self-sustaining foreign operations.
At January 1, 2007, in accordance with the transition provisions, the adoption of these standards relating to financial instruments resulted in the following changes to the Corporation’s financial statements:
•	a reclassification of deferred financing fees of $13,267 from assets to long-term debt, resulting in a $13,267 reduction in assets, a $2,230 reduction in the current portion of long-term debt, and a $11,037 reduction in long-term debt; and

•	a change in terminology with reference to foreign currency gains and losses relating to self-sustaining foreign operations. Prior to the adoption of these standards, these unrealized gains and losses were classified and reported in the equity section of the balance sheet as a foreign currency translation adjustment. At January 1, 2007, accumulated unrealized foreign exchange losses of $9,625 were reclassified from foreign currency translation adjustment to accumulated other comprehensive income (loss) within the equity section of the balance sheet.
b)	Stripping Costs Incurred in the Production Phase of a Mining Operation
Effective January 1, 2007, the Corporation adopted the new recommendations of the CICA Emerging Issues Committee Abstract No. 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation” (“EIC-160”). EIC-160 clarifies the treatment of costs associated with the activity of removing overburden and other mine waste materials in the production phase of a mining operation and requires that these costs be charged to income in the period in which they are incurred, except when the costs represent a betterment to the mineral property. Costs represent a betterment
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to the mineral property when the stripping activity provides access to mineral reserves that will be produced in future periods that would not have been accessible without the stripping activity. When costs are deferred in relation to a betterment, the costs are amortized over the reserve accessed by the stripping activity using the units of production method. Adoption of this standard had no impact on the Corporation’s previously reported results.
c) Accounting Changes
Effective January 1, 2007, the Corporation adopted the revised CICA Handbook Section 1506, “Accounting Changes”, which requires that: (a) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (b) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (c) for changes in estimates, the nature and amount of the change should be disclosed. The Corporation has not made any voluntary change in accounting principles since the adoption of the revised standard.
Accounting Policy Developments
a) Convergence with International Financial Reporting Standards
The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (“IFRS”). The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Corporation’s consolidated financial statements is not yet determinable.
b) Inventories
In June 2007, the CICA released Handbook Section 3031, “Inventories”, which replaces the existing Section 3030, “Inventories”. This standard introduces changes to the measurement and disclosure of inventory and converges with IFRS. Key requirements of this standard include that: inventories be measured at the lower of cost and net realizable value; the allocation of overhead be based on normal capacity; the use of the specific cost method for items that are not normally interchangeable or produced for specific purposes; the use of a consistent cost formula for inventory of similar nature and use; and the reversal of previous write-downs of inventory to net realizable value when there has been a subsequent increase in the value of this inventory. Disclosure requirements include the Corporation’s policies, inventory carrying amounts, amounts recognized as an expense, write-downs and subsequent reversals of write-downs. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Corporation is currently assessing the impact that the adoption of this standard will have on its consolidated financial statements.
c) Financial Instruments — Disclosure and Presentation
In March 2007, the CICA released Handbook Section 3862, “Financial Instruments — Disclosure”, and Handbook Section 3863, “Financial Instruments — Presentation” to replace existing Section 3861, “Financial Instruments — Disclosure and Presentation”. The new financial statement disclosure requirements of Section 3862 are to enable users to evaluate the significance of financial instruments on the Corporation’s financial position and performance, the nature and extent of risks arising from financial instruments the Corporation is exposed to during the reporting period and as at the balance sheet date, and how the Corporation is managing those risks. Section 3863 carries forward, unchanged, the
64 Annual Report 2007 | Thompson Creek Metals Company Inc.

presentation requirements of existing Section 3861 to enhance user’s understanding of the significance of financial instruments to the Corporation’s financial position, performance and cash flows. These standards are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.
d) Capital Disclosures
In December 2006, the CICA released Handbook Section 1535, “Capital Disclosures”. The objective of the new financial statement disclosure requirements of Section 1535 is to enable users to evaluate the Corporation’s objectives, policies and processes for managing capital. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.
e) Goodwill and Intangible Assets
In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009. The Corporation is currently assessing the impact that the adoption of this standard will have on its consolidated financial statements.
4. ACQUISITION OF THOMPSON CREEK USA
On October 26, 2006, the Corporation acquired Thompson Creek USA, a private company with producing molybdenum mines and processing facilities in Canada and the United States. On closing, the Corporation paid $575,000 in cash for all of the outstanding shares of Thompson Creek USA. Subsequent to the closing date, the Corporation paid an additional $61,529 related to certain acquired accounts receivable pursuant to the acquisition agreement. In addition, at December 31, 2007, the Corporation had recorded an amount of $100,000 as contingent consideration payable on this acquisition based on the market price of molybdenum during 2007. This amount was settled in cash in January 2008. The Corporation may also be responsible for a further contingent payment in early 2010 of $25,000 if the average price of molybdenum exceeds $15 per pound in 2009.
This acquisition has been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. A preliminary allocation was made at October 26, 2006, and subsequently finalized during the year ended December 31, 2007. Estimated fair values have been based on independent appraisals, discounted cash flows, quoted market prices and estimates made by management. As the purchase price exceeded the fair value of the net identifiable assets acquired, the Corporation has recorded goodwill of $121,605 on this transaction.
Thompson Creek Metals Company Inc. | Annual Report 2007 65

The allocation of the purchase cost for the acquisition is as follows:

	Final	Preliminary
	Allocation	Allocation
	2007	2006

Assets
Cash and cash equivalents	$36,280	$36,280
Accounts receivable	83,733	83,733
Product inventory	197,285	195,883
Material and supplies inventory	31,280	26,503
Other assets	3,851	3,851
Property, plant and equipment	533,425	490,032
Reclamation deposits	23,227	22,727
Restricted cash	7,578	7,578
Goodwill	121,605	46,989

	1,038,264	913,576

Liabilities
Accounts payable and accrued liabilities	26,611	25,927
Long-term debt	9,585	9,585
Contractual sales obligations	13,977	11,175
Severance and other liabilities	7,974	7,411
Asset retirement obligations	26,521	25,651
Future income and mining taxes	216,595	197,119

	301,263	276,868

Net assets acquired	$737,001	$636,708

Purchase Price
Paid on closing	$575,000	$575,000
Paid subsequent to closing	61,529	61,529
Acquisition cost payable	100,000	—
Costs	472	179

	$737,001	$636,708

Significant adjustments arising from the final allocation included a $43,393 increase in property, plant and equipment and a $19,476 increase in the future income and mining tax liability mainly due to an upward revision in the valuation of mineral reserves and mineral resources based on technical studies finalized during the year relating to information available at the time of the acquisition. In addition, an additional acquisition cost payable of $100,000 based on the market price of molybdenum during 2007 has been incorporated into the final allocation. These items contributed to a $74,616 increase in goodwill in the final allocation.
66 Annual Report 2007 | Thompson Creek Metals Company Inc.

5. PROPERTY, PLANT AND EQUIPMENT

	2007	2006

Mining properties	$333,234	$249,857
Mining equipment	150,576	134,799
Processing facilities	106,673	104,344
Deferred stripping costs	34,174	—
Development properties	2,262	1,525
Other	536	140

	627,455	490,665
Less: Accumulated depreciation, depletion and amortization	(60,664)	(10,478)

	$566,791	$480,187

In 2007, the Corporation recorded $34,174 in deferred stripping costs and related amortization of $362.
6. GOODWILL
Goodwill arising on the Corporation’s acquisition of Thompson Creek USA was $121,605. The Corporation determined that goodwill would be allocated to its two reporting units — US operations and Canadian operations.
The following table details items affecting goodwill:

	2007	2006

Balance, beginning of year	$46,322	$—
Arising from acquisition (Note 4)	—	46,989
Adjustment to acquisition value (Note 4)	74,616	—
Foreign exchange	2,724	(667)

Balance, end of year	$123,662	$46,322

7. JOINT VENTURE
Endako Molybdenum Mine Joint Venture is an unincorporated joint venture in which the Corporation has a 75% interest. The Corporation acquired its interest in this joint venture as part of its acquisition of Thompson Creek USA.
The following table presents a summary of the Corporation’s 75% pro-rata share of the assets, liabilities, revenue, expenses, net earnings and cash flows of the joint venture. The assets and liabilities presented below include fair-value purchase adjustments arising from the Corporation’s acquisition of Thompson Creek USA.
Thompson Creek Metals Company Inc. | Annual Report 2007 67

	2007	2006

Assets
Current assets	$68,513	$58,663
Property, plant and equipment, net	$287,927	$138,764
Goodwill	$43,467	$18,623
Other long-term assets	$4,536	$6,243

Liabilities
Current liabilities	$6,707	$29,371
Other liabilities	$103,171	$58,444

Revenue	$210,213	$42,275
Cost of sales	$88,000	$35,097
Income before income and mining taxes	$114,199	$8,007

Cash flows
Operating	$133,778	$10,200
Investing	$(872)	$(160)
Financing	$—	$—

8. DERIVATIVE FINANCIAL INSTRUMENTS
a) Interest Rate Protection Agreement
In April 2007, the Corporation entered into an interest rate protection agreement which capped the underlying LIBOR at 6.0% on $135,250 of its First Lien credit facility (see Note 9) at a cost of $88. At December 31, 2007, the principal amount covered under this agreement was $116,500. The Corporation has determined this interest rate protection agreement to be a derivative instrument, the fair value of which was an asset of $20 at December 31, 2007. This asset has been included in prepaid expense and other current assets on the Corporation’s consolidated balance sheet. For the year ended December 31, 2007, a loss of $68 related to this agreement has been included in other expense in the Corporation’s consolidated statement of income (loss).
b) Forward Currency Contracts
The Corporation uses foreign currency forward contracts to fix the rate of exchange for Canadian dollars at future dates in order to reduce the Corporation’s exposure to foreign currency fluctuations on cash flows related to its share of the Endako Mine’s operations. The terms of these contracts are less than one year. At December 31, 2007, the Corporation had open forward currency contracts with a total commitment to purchase Cdn$21,000 at an average rate of US$1.04 (2006 - Cdn$22,631 at an average rate of US$0.89).
The Corporation does not consider these contracts to be hedges for accounting purposes and has determined these contracts to be derivative instruments, the fair value of which was a liability of $613 at December 31, 2007 (2006 -$571). This liability has been included in accounts payable and accrued liabilities on the Corporation’s consolidated balance sheets. For the year ended December 31, 2007, a gain of $2,264 has been included in other expense on the Corporation’s consolidated statements of income (loss) related to these contracts (2006 — loss of $671).
68 Annual Report 2007 | Thompson Creek Metals Company Inc.

c) Embedded Derivatives
The Corporation enters into agreements to purchase molybdenum at prices to be determined in the future. The future pricing mechanism of these agreements constitutes an embedded derivative which must be bifurcated and separately recorded. Changes to the fair value of the embedded derivative are included in the determination of net income. At December 31, 2007, the fair value of these embedded derivatives was a liability of $311, which has been included in accounts payable and accrued liabilities on the Corporation’s consolidated balance sheets. For the year ended December 31, 2007, a loss of $8,589 has been included in operating expenses on the Corporation’s consolidated statements of income (loss).
d) Forward Sales Contracts
The Corporation has forward sales contracts with fixed-price agreements under which it is required to sell certain future molybdenum production at prices that are different than the prevailing market price. Forward sales contracts in place at December 31, 2007 cover the period 2008 to 2011. The Corporation has determined these agreements to be derivative instruments and records their estimated fair value at each balance sheet date with the resulting change in fair value being included in the determination of net income. As there is not an organized forward market for molybdenum, the Corporation uses molybdenum price forecasts from various metals industry analysts in determining the fair value of these contracts. At December 31, 2007, a positive mark-to-market value of $2,439 has been recorded and is included in other assets on the Corporation’s consolidated balance sheets. In addition, a negative mark-to-market value of $9,472 has been recorded and is included in severance and other liabilities on the Corporation’s consolidated balance sheets (see Note 11). For the year ended December 31, 2007, a loss of $7,033 has been included in molybdenum sales on the Corporation’s consolidated statements of income (loss).
9. LONG-TERM DEBT
Long term debt consists of:

	2007	2006

First Lien Senior	$236,090	$340,000
Second Lien Senior	—	61,855
Equipment loans	6,767	9,218

	242,857	411,073
Less: Finance fees	(5,437)	(13,267)

	237,420	397,806
Less: Current portion	(67,242)	(73,758)

	$170,178	$324,048

The Corporation entered into the First Lien Senior and Second Lien Senior collateralized credit facilities in connection with the acquisition of Thompson Creek USA (Note 4). The assets of Thompson Creek USA provide collateral for these facilities.
The First Lien Senior credit facility requires quarterly principal repayments. In addition to the scheduled principal repayments, the Corporation is required to make additional principal repayments using proceeds from new issues of equity. In 2007, additional principal repayments of $34,051 were made with proceeds from equity issuances in the year (2006 — nil). This facility also requires additional principal repayments each year if annual cash flows, as defined in the facility agreement, exceed the Corporation’s ongoing capital and operating requirements, as defined in the facility agreement. In 2007, no additional principal repayments were required under this provision of the facility (2006 — nil).
Thompson Creek Metals Company Inc. | Annual Report 2007 69

The First Lien facility is scheduled to mature on September 30, 2012. This facility bears interest at LIBOR plus 475 basis points. At December 31, 2007 the effective interest rate on this facility was 9.56% (2006 — 10.1%).
The First Lien facility includes a $22,500 revolving collateralized line of credit. This element of the First Lien facility is scheduled to mature on October 26, 2011. At December 31, 2007 drawings on this facility were nil (2006 — nil). This facility bears interest at LIBOR plus 475 basis points.
In March 2007, the Corporation prepaid the Second Lien Senior facility principal of $61,855 in full. This prepayment required the Corporation to pay a prepayment premium of $2,474. There were no required principal repayments on this facility prior to its original maturity date of April 26, 2013. Interest on this facility was at LIBOR plus 1,000 basis points.
During the year ended December 31, 2006, finance fees related to both the First Lien Senior and Second Lien Senior facilities, totaling $13,674, were deferred on the balance sheet and were being amortized over the term of the facilities. During the year ended December 31, 2007, the Corporation expensed $3,494 in previously deferred finance fees in connection with the prepayment of the Second Lien Senior facility. At December 31, 2007, the balance of unamortized deferred finance fees totaled $5,437 (2006 -$13,267). On adoption of the new financial instruments accounting standards (see Note 3 (a)), deferred finance fees were reclassified from assets to liabilities, are presented as an offset to long-term debt on the consolidated balance sheet and are amortized using the effective interest method.
The First Lien Senior facility limits capital expenditures to $15,000 in 2008. The Corporation anticipates that it will exceed this limit during 2008 and accordingly, will have to seek a waiver on this expenditure limit from its current lenders or arrange alternative financing.
The Corporation has entered into variable rate loan agreements to finance the purchase of certain mining equipment. The mining equipment provides collateral for these loans. Each of these loans requires regular principal repayments and mature no later than 2010. These loans bear interest at LIBOR plus 200 basis points. At December 31, 2007, the effective interest rate for these loans was 6.6% (2006 — 7.4%).
Maturities of long term debt obligations are as follows:

	First Lien	Equipment
	Senior	Loans	Total

Year ending December 31:
2008	$66,818	$2,704	$69,522
2009	66,818	2,898	69,716
2010	44,545	1,165	45,710
2011	31,182	—	31,182
2012	26,727	—	26,727
Thereafter	—	—	—

	$236,090	$6,767	$242,857

10. CONTRACTUAL SALES OBLIGATIONS
On acquisition of Thompson Creek USA, the Corporation acquired a contractual agreement to sell 10% of certain production at the Thompson Creek Mine at an amount that may be less than the then prevailing market price. Deliveries under the contract commenced in 2007 and continue through to 2011. The fair value of this contractual agreement was a liability of $9,960 on acquisition of Thompson Creek USA. As this contractual agreement is satisfied by delivery of product, the liability set up at acquisition of Thompson Creek USA is being released to molybdenum
70 Annual Report 2007 | Thompson Creek Metals Company Inc.

sales in the determination of net income. For the year ended December 31, 2007, $292 of this liability has been amortized against molybdenum sales in the determination of net income.
11. SEVERANCE AND OTHER LIABILITIES
A trust fund has been established to fund future obligations related to an employee severance and retention program for individuals employed by Thompson Creek USA at the time it was acquired by the Corporation. Under this program, the Corporation makes contributions to the trust fund based upon program participants’ salaries. Contributions made are payable to participants on the earlier of June 30, 2012, the date the participant’s employment is no longer required (except for cause) or the date of the participant’s retirement, permanent disability, or death. The Corporation recorded the trust fund assets and the program’s liability upon acquisition of Thompson Creek USA and continues to make ongoing contributions to the trust. The trust fund assets totaled $9,964 at December 31, 2007 (2006 — $8,081) and have been presented as restricted cash, a long-term asset, on the Corporation’s consolidated balance sheets. The liability under this program was $10,805 at December 31, 2007 (2006 — $8,008) and has been presented as severance and other liabilities on the Corporation’s consolidated balance sheets.
In addition, the Corporation acquired contractual sales obligations with fixed pricing that was less than market rates at the date of acquisition of Thompson Creek USA. The fair value of these contracts was a liability of $4,017 on acquisition. These contractual obligations were satisfied by product deliveries by the end of 2007.
Subsequent to the acquisition of Thompson Creek USA, the Corporation has entered into sales agreements with forward pricing that are revalued at their fair value each reporting date. A negative mark-to-market amount of $9,472 relating to these agreements has been included in severance and other liabilities on the Corporation’s consolidated balance sheets at December 31, 2007 (see Note 8 (d)).
12. ASSET RETIREMENT OBLIGATIONS
Asset retirement obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The Corporation has future obligations to retire its mining assets including dismantling, remediation and ongoing treatment and monitoring of sites. The exact nature of environmental issues and costs, if any, which the Corporation may encounter in the future are subject to change, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.
The following table details items affecting asset retirement obligations for future mine closure and reclamation costs in connection with the Corporation’s Thompson Creek Mine, Endako Mine and Davidson Project:

	Thompson	Endako	Davidson
	Creek Mine	Mine	Project	Total

At December 31, 2005	$—	$—	$193	$193
Additions from acquisition	20,684	4,967	—	25,651
Accretion	245	69	12	326
Foreign exchange	—	(172)	(6)	(178)

At December 31, 2006	20,929	4,864	199	25,992
Adjustments to acquisition value	851	205	—	1,056
Revisions to expected cash flows	(2,233)	(941)	—	(3,174)
Accretion	1,362	328	14	1,704
Reclamation spending	—	(82)	—	(82)
Foreign exchange	—	917	—	917

At December 31, 2007	$20,909	$5,291	$213	$26,413

Thompson Creek Metals Company Inc. | Annual Report 2007 71

The Corporation has an insurance policy to provide financial assurance of future mine reclamation costs at its Thompson Creek Mine. This policy provides the Corporation with an aggregate limit of $35,000 for the reclamation of the Thompson Creek Mine, including $21,505 in cash recorded as reclamation deposits at December 31, 2007 (2006 — $18,481). The aggregate limit on this policy will be reduced as the policy is used to pay actual reclamation costs incurred. This benefit will respond in the event that the actual cost of reclamation exceeds the current anticipated reclamation cost estimate due to unexpected conditions or changes in regulatory requirements. The policy term is for 20 years, expiring July 31, 2022. As of December 31, 2007, the Corporation estimates that the non-discounted inflation-adjusted reclamation cost for the Thompson Creek Mine will total $31,376 (2006 — $29,332) and anticipates that these costs will be incurred over the period 2014 to 2028. The estimated future reclamation costs for the Thompson Creek Mine have been discounted using rates ranging from 5.3% to 6.9% to reflect the underlying funding arrangements.
A mine reclamation and closure plan is also in place for the Endako Mine. This plan has been approved by the British Columbia Ministry of Energy and Mines (“MEM”). In connection with this plan, the MEM has required security in the amount of $6,700 of which the Corporation’s proportionate share is $5,025 (2006 — $4,261). As of December 31, 2007, the Corporation estimates its proportionate share of the non-discounted inflation-adjusted reclamation costs for the Endako Mine will total $17,062 (2006 -$8,113) and anticipates that these costs will be incurred over the period 2008 to 2035. The estimated future reclamation costs for the Endako Mine have been discounted using rates ranging from 6.6% to 7.5% which reflect the underlying funding arrangements.
The Corporation’s Davidson Project is presently in the exploration stage. Estimated undiscounted future reclamation costs for the project of $339 (2006 — $288) are the result of disturbance to the site caused by recent development activities. The estimated future reclamation costs for the Davidson Project have been discounted using rates ranging from 6.6% to 7.5% which reflect the underlying funding arrangements at the time these costs were identified. At December 31, 2007, the amount of $321 had been set aside to fund this future obligation (2006 — $263).
13. EMPLOYEE FUTURE BENEFITS
Defined Contribution Pension Plans
The Corporation, through its subsidiaries, maintains defined contribution pension plans available to certain employees.
The Corporation’s 401(k) Savings Plan (the “Plan”) is a defined contribution pension plan and covers all employees in the US employed with Thompson Creek USA and its subsidiaries. The Plan is subject to the provisions of the US Employee Retirement Income Security Act of 1974, as amended, and Section 401(k) of the US Internal Revenue Code. The assets of the Plan are held and the related investment transactions are executed by the Plan’s trustee. Participants in the Plan have numerous investment alternatives in which to place their funds. Administrative fees, including accounting and attorney fees, are paid by the Corporation on behalf of the Plan. The Corporation contributed approximately $948 to the Plan for the year ended December 31, 2007 (2006 — $169). The Corporation may make additional contributions to the Plan at its sole discretion, however, the Corporation has no further obligation relating to pension benefits under this Plan.
The Endako Mine maintains a defined contribution pension plan (the “Endako Plan”) covering all of its employees. The assets of the Endako Plan are held and the related investment transactions are executed by the Endako Plan’s trustee. Administrative fees, including any accounting and legal fees are paid by the Endako Mine on behalf of the Endako Plan. The Endako Mine contributed $695 (2006 — $97) to the Endako Plan for the year ended December 31, 2007 and the Corporation has recorded its proportionate share of these contributions. The Corporation has no further obligation relating to pension benefits under this Plan.
72 Annual Report 2007 | Thompson Creek Metals Company Inc.

Other Benefits
The Corporation provides post-retirement health care benefits to certain retired employees in the US. This retiree plan covers former unionized employees at the Corporation’s Langeloth metallurgical processing facility. The Corporation paid $66 in premiums to provide this benefit for the year ended December 31, 2007 (2006 — $10).
14. COMMON SHARE CAPITAL AND COMMON SHARE WARRANTS
a) Authorized Share Capital
The authorized share capital of the Corporation is comprised of an unlimited number of common shares (2007 — 113,363,938 issued; 2006 — 100,528,430 issued) and an unlimited number of preferred shares, issuable in series (2007 and 2006 — nil issued).
b) Common Shares
A summary of common share transactions is as follows:

	2007		2006
	Number of		Number of
	Shares		Shares
	(000’s)	Amount	(000’s)	Amount

Balance, beginning of year	100,528	$210,857	43,079	$11,867
Private placement	3,000	31,898	1,585	2,921
Options exercised	4,720	22,213	1,230	573
Warrants exercised	5,116	4,076	5,547	4,093
Equity issue	—	—	49,087	203,050
Issue costs	—	(901)	—	(11,647)

Balance, end of year	113,364	$268,143	100,528	$210,857

In February 2007, the Corporation renounced, for income tax purposes, exploration expenses of Cdn$3,092 to the purchasers of the Corporation’s flow-through common shares. As a result of this renunciation, the Corporation recorded a future tax liability and corresponding share issue cost of $901.
In April 2007, the Corporation brokered a private placement of 3,000,000 common shares at a price of Cdn$12.00 per common share for total proceeds of $31,898.
In October 2006, in connection with the acquisition of Thompson Creek USA, the Corporation issued 41,860,000 common shares and 20,930,000 warrants for net proceeds of $191,877. Additionally, the Corporation issued 7,227,182 common shares and 3,613,591 warrants to a former shareholder of Thompson Creek USA for gross proceeds of $35,352.
In April 2006, the Corporation closed a private placement of 1,085,000 flow-through common shares priced at Cdn$2.85 per share for gross proceeds of $2,749. The Corporation also issued 76,000 compensation warrants to the agents of this transaction.
In February 2006, the Corporation closed a private placement of 500,000 non-flow-through purchase receipts at a price of Cdn$0.80 per unit for gross proceeds of $356. Each unit consists of one common share, one “A” warrant and 0.4 of one “B” warrant.
Thompson Creek Metals Company Inc. | Annual Report 2007 73

c) Common Share Warrants
A summary of common share warrant transactions is as follows:

	2007		2006
	Number of		Number of
	Warrants		Warrants
	(000’s)	Amount	(000’s)	Amount

Balance, beginning of year	29,630	$35,445	9,858	$646
Warrants exercised	(5,116)	(469)	(5,547)	(570)
Warrants expiring	(8)	(1)	—	—
Issuance on acquisition	—	—	24,543	37,064
Issuance on private placement	—	—	700	184
Agent compensation warrants	—	—	76	110
Issue costs	—	—	—	(1,989)

Balance, end of year	24,506	$34,975	29,630	$35,445

As previously noted, in October 2006 the Corporation issued 20,930,000 warrants in connection with the acquisition of Thompson Creek USA. Additionally, on this date the Corporation also issued 3,613,591 warrants to a former shareholder of Thompson Creek USA. Each warrant entitles the holder to purchase one common share of the Corporation at a price of Cdn$9.00 until October 23, 2011. The Corporation determined the fair value allocated to these warrants to be Cdn$1.70 based on a pro-rata allocation of the fair value of common shares issued and the estimated fair value of the warrants issued using the Black-Scholes model and applying the following assumptions: expected life of 5 years; expected volatility of 45.8%; risk free interest rate of 4.02%; and an expected dividend of 0%.
As previously noted, in April 2006, the Corporation issued 76,000 compensation warrants in connection with a private placement of flow-through shares. Each warrant entitles the agents to purchase one common share of the Corporation at a price of Cdn$2.85 per share until April 5, 2008. The Corporation has determined the fair value of these warrants to be Cdn$1.62 using the Black-Scholes model and applying the following assumptions: expected life of 14 months; expected volatility of 128%; risk free interest rate of 4.31%; and an expected dividend of 0%. As at December 31, 2007, all of these warrants have been exercised.
As previously noted, in February 2006 the Corporation issued 500,000 non-flow-through purchase receipts that included one “A” warrant and 0.4 of one “B” warrant. Each whole “A” warrant entitles the holder to purchase one common share of the Corporation at a price of Cdn$1.00 and each whole “B” warrant entitles the holder to purchase one common share of the Corporation at a price of Cdn$0.80 until February 3, 2008. The Corporation has determined the fair value of the “A” and “B” warrants to be Cdn$0.29 and Cdn$0.30, respectively, based on a pro-rata allocation of the fair value of common shares issued and the estimated fair value of warrants issued using the Black-Scholes model and applying the following assumptions: expected life of 14 months; expected volatility of 158%; risk free interest rate of 3.94%; and an expected dividend of 0%. As at December 31, 2007, all of these warrants have been exercised.
15. STOCK-BASED COMPENSATION
The Corporation has a stock option plan for directors, officers, employees and consultants, enabling them to purchase common shares. The maximum number of shares that may be issued pursuant to this plan and all options granted there under is limited to 11,174,916 common shares effective May 10, 2007. The expiry date and vesting provisions of
74 Annual Report 2007 | Thompson Creek Metals Company Inc.

options granted are established at the time an award is made. The exercise price of option grants awarded is the greater of: (i) the weighted-average trading price of the underlying shares on the Toronto Stock Exchange over the five consecutive trading days immediately before the grant date and, (ii) if the award date occurs in a trading black-out period, the weighted-average trading price over the five consecutive trading days immediately after the black-out has been lifted.
The Corporation uses the fair value method of accounting for stock-based compensation and recognized a stock-based compensation expense of $16,306 for the year ended December 31, 2007 (2006 — $14,547).
The following table summarizes the status of the stock option plan and changes during the years ended December 31, 2007 and 2006:

		2007		2006
		Weighted-		Weighted-
	Options	average	Options	average
	Outstanding	Exercise Price	Outstanding	Exercise Price
	(000’s)	(Cdn$)	(000’s)	(Cdn$)

Balance, beginning of year	9,651	$5.28	4,096	$0.57
Options granted	2,565	17.47	6,785	7.25
Options exercised	(4,720)	3.50	(1,230)	0.44

Balance, end of year	7,496	$10.57	9,651	$5.28

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

	Options	Contractual	Options
Exercise Price	Outstanding	Life	Exercisable
(Cdn$)	(000’s)	(years)	(000’s)

$0.60	160	2.61	160
$2.94	50	3.21	50
$7.42	4,691	3.86	3,708
$8.29	250	3.92	167
$8.93	163	4.04	163
$12.35	182	4.22	182
$17.33	900	4.36	600
$19.54	435	4.61	235
$23.93	185	4.86	185
$20.61	480	4.94	176

	7,496	4.04	5,626

Thompson Creek Metals Company Inc. | Annual Report 2007 75

The following weighted average assumptions were used in computing the fair value of stock options granted for the periods noted:

	2007		2006

Number of options granted		2,565,000		6,785,000
Expected life (years)		4.8		4.8
Risk-free interest rate		4.1%		3.9%
Expected volatility		46.2%		49.3%
Dividend yield		0.0%		0.0%
Weighted average fair value of options granted	Cdn$	7.34	Cdn$	3.50

The Corporation made the determination that the historic volatility of its common share price was characteristic of a development company rather than of the operating company the Corporation became upon acquisition of Thompson Creek USA. In computing the fair value of option grants made subsequent to the acquisition of Thompson Creek USA, the Corporation has utilized an expected volatility that has been computed using a weighted average of the average volatility of a peer group of operating mining companies and the Corporation’s actual share price volatility from the date it acquired Thompson Creek USA. Further, in the absence of reliable evidence to support a lesser estimated expected life, the Corporation used the full contractual life of option awards in determining the fair value of options awarded subsequent to the acquisition of Thompson Creek USA until October 2007. An estimated life based on actual experience has been used in determining the fair value of options awarded after October 2007.
16. COMMITMENTS AND CONTINGENCIES
As outlined in Note 4, the Corporation may be required to pay additional amounts to the vendors of Thompson Creek USA in 2010. The total payment will not exceed $25,000 (see Note 4).
The Corporation has entered into commitments to buy Canadian dollars at future dates at established exchange rates (see Note 8 (b)).
The Corporation has purchased molybdenum in the current year that is to be settled at prices to be determined in the future (see Note 8 (c)).
The Corporation has committed to sell a certain amount of production at a defined price that may be less than market (see Note 8 (d) and Note 10).
In addition to the scheduled principal payments, under certain circumstances the Corporation may be required to make additional principal payments to the holders of the First Lien Senior credit facility if annual cash flows, as defined in the credit facility agreement, exceed the Corporation’s ongoing capital and operating requirements, as defined in the credit facility agreement (see Note 9).
In the normal course of operations, the Corporation enters into agreements for the purchase of molybdenum. As at December 31, 2007, the Corporation had commitments to purchase approximately 9.5 million pounds of molybdenum (2006 — 10.4 million pounds), including approximately 6.7 million pounds in 2008 and 1.4 million pounds in each of 2009 and 2010.
76 Annual Report 2007 | Thompson Creek Metals Company Inc.

17. INTEREST AND FINANCE FEES

	2007	2006

Interest expense	$32,106	$8,733
Finance fees	7,831	406
Debt prepayment premium (Note 9)	2,474	—

	$42,411	$9,139

18. OTHER EXPENSE AND INCOME

	2007	2006

Loss (gain) on foreign exchange	$4,308	$(2,232)
Unrealized (gain) loss on derivative instruments	(2,507)	660
Management fee income	(676)	(176)
Other	202	701

	$1,327	$(1,047)

19. INCOME AND MINING TAXES

	2007	2006

Current income and mining taxes	$103,070	$23,133
Future income and mining taxes recoverable	(32,104)	(31,405)

	$70,966	$(8,272)

Income and mining taxes differ from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. The differences result from the following items:

	2007	2006

Income (loss) before income and mining taxes	$228,313	$(28,915)
Combined Canadian federal and provincial income tax rates	34.12%	34.12%
Income taxes (recoverable) based on above rates	77,900	(9,866)
Increase (decrease) to income taxes due to:
Difference in statutory tax rates on earnings of foreign operations	4,859	(977)
Provincial and state mining taxes	12,343	997
Withholding tax on distributions	4,465	—
Non-deductible expenses	5,378	3,026
Non-taxable income	(7,685)	—
Resource allowance	—	(678)
Depletion allowance	(25,013)	(5,824)
Change in valuation allowance	4,119	2,528
Impact of reduction in tax rates on future income and mining taxes	(8,200)	—
Other	2,800	2,522

Income and mining taxes (recoverable)	$70,966	$(8,272)

Thompson Creek Metals Company Inc. | Annual Report 2007 77

Future Income and Mining Taxes
Future income and mining taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income and mining tax assets and liabilities at December 31 are as follows:

	2007	2006

Future income and mining tax assets — current
Working capital	$143	$468

Future income and mining tax assets — non-current
Tax Losses and credits carried forward	$15,059	$4,773
Property, plant and equipment	2,733	2,114
Contractual sales obligations	6,405	4,369
Asset retirement obligations	3,751	5,866
Share issuance costs	3,088	3,572
Other deductible temporary differences	9,595	6,171
Valuation allowance	(12,853)	(9,758)

	$27,778	$17,107

Future income and mining tax liabilities — current
Inventory	$(5,763)	$(14,960)
Other taxable temporary differences	(750)	(2,277)

	$(6,513)	$(17,237)

Future income tax liabilities — non-current
Property, plant and equipment	$(188,650)	$(164,771)
Other taxable temporary differences	(632)	—

	$(189,282)	$(164,771)

Net future income and mining tax liabilities — current	$(6,370)	$(16,769)
Net future income and mining tax liabilities — non-current	(161,504)	(147,664)

Net future income and mining tax liabilities	$(167,874)	$(164,433)

78 Annual Report 2007 | Thompson Creek Metals Company Inc.

Tax Loss and Credit Carry Forwards
At December 31, 2007, the Corporation has the following loss and credit carry forwards available for tax purposes (losses and credits shown by tax jurisdiction and year of expiry):

	Canada	United States	United States
	Non-capital	Pennsylvania	Federal
	Losses	Operating Losses	AMT Credit

2008	$1,069	$—	$—
2009	566	—	—
2010	462	—	—
2011	—	—	—
2012	—	—	—
Thereafter	17,347	4,057	7,549

	$19,444	$4,057	$7,549

The Corporation has $13,031 in capital losses available in Canada that can be carried forward indefinitely but these can only be applied against future capital gains. A full valuation allowance has been recorded against the potential future income tax assets associated with the Canadian tax loss carry forwards as their utilization is not considered more likely than not.
20. NET INCOME (LOSS) PER SHARE

	2007	2006

Net income (loss)	$157,347	$(20,643)

Basic weighted-average number of shares outstanding (000’s)	110,195	57,688
Effect of dilutive securities
Common share warrants	12,243	—
Stock options	4,162	—

Diluted weighted-average number of shares outstanding (000’s)	126,600	57,688

Net income (loss) per share
Basic	$1.43	$(0.36)

Diluted	$1.24	$(0.36)

For the year ended December 31, 2007, 2,000,500 stock options and nil warrants (2006 — 9,651,000 stock options and 29,630,546 warrants) have been excluded from the computation of diluted securities as these would be considered to be anti-dilutive.
21. RELATED PARTY TRANSACTIONS
Consolidated sales to members of a group of companies affiliated with the other participant in the Endako Mine joint venture were $176,109 for the year ended December 31, 2007, representing 19.2% of the Corporation’s total revenues for 2007 (2006 — $21,106 and 14.0%, respectively). For the year ended December 31, 2007, the Corporation recorded management fee income of $676 (2006 — $176) and selling and marketing costs of $1,374 (2006 — $316) from this group of companies. At December 31, 2007, the Corporation’s accounts receivable included $8,878 owing from this group of companies (2006 — $7,553).
Thompson Creek Metals Company Inc. | Annual Report 2007 79

22. FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts of financial instruments including accounts receivable, accounts payable and accrued liabilities and variable rate debt approximate fair value as of December 31, 2007 and 2006.
The Corporation does not acquire, hold or issue financial instruments for trading or speculative purposes. Derivative instruments are used to manage certain market risks resulting from fluctuations in foreign currency exchange rates. On a limited basis the Corporation enters into forward contracts for the purchase of Canadian dollars.
The Corporation continually monitors its positions with, and the credit quality of, the financial institutions it invests with. As of the balance sheet date, and periodically throughout the year, the Corporation has maintained balances in various operating accounts in excess of federally insured limits.
The Corporation controls credit risk related to accounts receivable through credit approvals, credit limits, and monitoring procedures. Concentration of credit risk with respect to accounts receivable are limited because the Corporation’s customer base includes a large number of geographically diverse customers, thus spreading the trade credit risk. Management considers the credit of each individual customer, including payment history and other factors.
23. SUPPLEMENTARY CASH FLOW INFORMATION

	2007	2006

Change in non-cash working capital
Accounts receivable	$4,584	$(1,138)
Product inventory	3,065	65,421
Material and supplies inventory	(1,108)	766
Prepaid expense and other current assets	(1,780)	(1,447)
Income and mining taxes recoverable	(11,263)	968
Accounts payable and accrued liabilities	16,009	22,802
Income and mining taxes payable	(30,935)	19,762

	$(21,428)	$107,134

Cash interest paid	$35,538	$1,408
Cash income taxes paid	$149,507	$2,500
Cash and cash equivalents is comprised of:
Cash	$77,730	$28,536
Cash equivalents	35,962	69,523

	$113,692	$98,059

Cash equivalents consist of deposits and money market instruments issued or guaranteed by major financial institutions and governments that have an original maturity date of less than 90 days.
80 Annual Report 2007 | Thompson Creek Metals Company Inc.

24. SEGMENT INFORMATION
The Corporation has two operating segments, being the mining, milling, roasting and sale of molybdenum products at the Corporation’s US and Canadian operations. Geographic segment information for the years ended and as at December 31, 2007 and 2006 is as follows:

	US	Canadian
2007	Operations	Operations	Corporate	Total

Revenues
Molybdenum sales	$681,609	$209,492	$—	$891,101
Tolling and calcining	23,301	—	—	23,301

	704,910	209,492	—	914,402

Cost of sales
Operating expenses	491,876	62,612	—	554,488
Selling and marketing	6,524	2,518	—	9,042
Depreciation, depletion and amortization	29,623	18,475	76	48,174
Accretion	1,275	381	14	1,670

	529,298	83,986	90	613,374

Income (loss) from mining and processing	$175,612	$125,506	$(90)	$301,028

Capital expenditures	$12,789	$911	$893	$14,593

Assets	$532,898	$407,585	$169,239	$1,109,722

Liabilities	$167,184	$116,368	$338,528	$622,080

	US	Canadian
2006	Operations	Operations	Corporate	Total

Revenues
Molybdenum sales	$105,401	$42,275	$—	$147,676
Tolling and calcining	3,167	—	—	3,167

	108,568	42,275	—	150,843

Cost of sales
Operating expenses	106,314	32,801	—	139,115
Selling and marketing	397	842	—	1,239
Depreciation, depletion and amortization	3,259	1,450	9	4,718
Accretion	11	4	12	27

	109,981	35,097	21	145,099

Income (loss) from mining and processing	$(1,413)	$7,178	$(21)	$5,744

Capital expenditures	$3,896	$160	$458	$4,514

Assets	$654,074	$222,503	$23,335	$899,912

Liabilities	$217,626	$81,768	$376,467	$675,861
Thompson Creek Metals Company Inc. | Annual Report 2007 81

25. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The Corporation’s consolidated financial statements have been prepared according to Canadian GAAP which differ in certain respects from those principles that the Corporation would have followed had the consolidated financial statements been prepared in accordance with US GAAP. The material differences between Canadian GAAP and US GAAP and their effect on the consolidated financial statements are detailed below.

		2007		2006
		Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Assets
Current assets
Cash and cash equivalents		$113,692	$113,692	$98,059	$98,059
Accounts receivable		84,128	84,128	84,476	84,476
Product inventory	a)	131,272	138,290	131,269	131,269
Material and supplies inventory		32,899	32,899	25,498	25,498
Prepaid expense and other current assets		4,614	4,614	3,015	3,015
Income and mining taxes recoverable		13,410	13,410	—	—

		380,015	387,033	342,317	342,317
Reclamation deposits		26,851	26,851	23,005	23,005
Restricted cash		9,964	9,964	8,081	8,081
Other assets		2,439	2,439	—	—
Property, plant and equipment	a)	566,791	532,979	480,187	480,187
Goodwill		123,662	123,662	46,322	46,322

		$1,109,722	$1,082,928	$899,912	$899,912

Liabilities
Current liabilities
Accounts payable and accrued liabilities	b)	$60,428	$60,428	$38,794	$38,289
Acquisition cost payable		100,000	100,000	—	—
Income and mining taxes payable		—	—	29,407	29,407
Current portion of long term debt		67,242	67,242	73,758	73,758
Future income and mining taxes		6,370	6,370	16,769	16,962

		234,040	234,040	158,728	158,416
Long-term debt	c)	170,178	170,178	324,048	324,338
Contractual sales obligations		9,668	9,668	11,421	11,421
Severance and other liabilities		20,277	20,277	8,008	8,008
Asset retirement obligations		26,413	26,413	25,992	25,992
Future income and mining taxes	a)	161,504	151,394	147,664	147,553
622,080 611,970 675,861 675,728

Shareholders’ Equity
Common shares	d)	268,143	269,663	210,857	211,476
Common share warrants		34,975	34,975	35,445	35,445
Contributed surplus		26,537	26,537	14,953	14,953
Retained earnings (deficit)		129,768	111,564	(27,579)	(28,065)
Accumulated other comprehensive income (loss)		28,219	28,219	(9,625)	(9,625)

		487,642	470,958	224,051	224,184

		$1,109,722	$1,082,928	$899,912	$899,912

82 Annual Report 2007 | Thompson Creek Metals Company Inc.

The following table reconciles the consolidated net income (loss) and consolidated comprehensive income (loss) as reported under Canadian GAAP with that which would have been reported under US GAAP.

	2007	2006	2005

Net income (loss) — Canadian GAAP	$157,347	$(20,643)	$(4,113)
Reconciling items:
Stripping costs incurred during production	(26,794)	—	—
Financial instruments	(505)	505	—
Amortization of deferred finance fees	290	(290)	—
Income tax effect of above adjustments	10,192	(82)	—
Issuance of flow-through shares	(901)	(619)	—

Net income (loss) — US GAAP	$139,629	$(21,129)	$(4,113)

Net income (loss) per share
Basic	$1.27	$(0.37)	$(0.13)

Diluted	$1.10	$(0.37)	$(0.13)

Net income (loss) — US GAAP	$139,629	$(21,129)	$(4,113)
Foreign currency translation adjustment	37,844	(10,482)	857

Comprehensive income (loss) — US GAAP	$177,473	$(31,611)	$(3,256)

In 2007, under US GAAP, cash flows from operating activities would decrease by $34,174 and cash flows from investing activities would increase by $34,174 due to the stripping costs incurred during production.
In 2006 and 2005, cash flows from operating, investing and financing activities for US GAAP purposes are the same as those under Canadian GAAP.
Current Differences In Accounting Principles
a) Stripping Costs Incurred During Production
Effective January 1, 2007, for Canadian GAAP purposes, the Corporation prospectively adopted EIC-160, “Stripping Costs Incurred in the Production Phase of a Mining Operation”. Under EIC 160, stripping activity at operating mines that represents a betterment is capitalized to property, plant and equipment and amortized on a unit of production basis over the related proven and probable reserves. Betterment occurs when the stripping activity increases future output of the mine by providing additional sources of mineral reserves.
Under US GAAP, Emerging Issues Task Force (“EITF”) abstract EITF 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry”, does not permit capitalization of such stripping costs and requires stripping costs to be accounted for as a variable production cost to be included in the costs of inventory produced during the production phase. Accordingly for the year ended December 31, 2007, inventory and cost of sales for US GAAP purposes would increase by $7,018 and $26,794, respectively, and property, plant and equipment would decrease by $33,812.
b) Embedded Derivatives
The Corporation enters into agreements to purchase molybdenum at prices to be determined in the future. The future pricing mechanism is considered to be an embedded derivative. US GAAP requires such embedded derivatives to be separated from their host contract and carried at fair value on the balance sheet with the changes in the fair value
Thompson Creek Metals Company Inc. | Annual Report 2007 83

recorded in the income statement. In 2006, under Canadian GAAP, the separation of embedded derivatives was not required and changes in fair value were recorded in product inventory. Accordingly, for US GAAP purposes, accounts payable and cost of goods sold would decrease by $505 for the year ended December 31, 2006.
Effective January 1, 2007, the Corporation adopted the new Canadian standard for financial instruments that requires the separation of such embedded derivatives with the changes in fair value recognized in the income statement. The change in Canadian GAAP eliminates this difference for 2007.
c) Effective Interest Rate Method
US GAAP requires financing fees to be accounted for by the effective interest rate method. In 2006, under Canadian GAAP, financing fees were deferred and amortized on a straight-line basis over the term of the underlying loan facilities. Accordingly, for US GAAP purposes, long-term debt and interest expense would increase by $290 for the year ended December 31, 2006.
Effective January 1, 2007 the Corporation adopted the new Canadian standard for financial instruments which requires the use of the effective interest rate method similar to US GAAP. The change in Canadian GAAP eliminates this difference for 2007.
d) Issuance of Flow-through Shares and the Related Renouncement of Qualifying Expenditures
For Canadian GAAP purposes, the issuance of flow-through shares has been recorded in shareholders’ equity at gross proceeds. When the Corporation renounces deductions for qualifying expenditures to investors, the Corporation recognizes the related tax recovery as share issue costs and therefore as a reduction to the common shares proceeds. In 2005 and 2006, the Corporation issued flow through shares at a discount. In the following years, 2006 and 2007, the Corporation renounced the tax deductions for the qualifying expenditures.
For US GAAP, when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares with the difference recognized as a liability provided the shares are issued at a premium.
However, because the flow-through shares were issued at a discount, under US GAAP proceeds would not be allocated to the sale of tax benefits. The reduction to common shares as share issue costs and the related tax recovery made under Canadian GAAP would be reversed. Accordingly for US GAAP purposes, common shares would increase and deferred income and mining tax recovery would decrease by $901 for the year ended December 31, 2007 (2006-$619).
e) Accounting for Uncertainty in Income Taxes
In June 2006, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation (“FIN”) FIN 48 which prescribes a recognition and measurement model for uncertain tax positions taken in a Corporation’s tax returns. FIN 48 also provides guidance on derecognition, classification, presentation and disclosure of unrecognized tax benefits. FIN 48 is effective for fiscal years beginning after December 15, 2006.
For US GAAP purposes, the Corporation adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation, no adjustment was required to the liability for unrecognized tax benefits.
84 Annual Report 2007 | Thompson Creek Metals Company Inc.

f) Stock-based Compensation
US GAAP requires that stock-based compensation not be shown as a separate item in the determination of net income (loss), as allowed under Canadian GAAP, but to be included in the specific income statement categories that include the costs of the employees for which the option grant applies. For US GAAP, operating expenses would have increased by $7,063 (2006 — $8,657), general and administrative expenses would have increased by $9,243 (2006 — $5,747) and exploration and development expenses would have increased by nil (2006 — $143).
Recent Accounting Pronouncements
a) EITF No. 07-5, Issue Summary No. 1 — Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock
The Corporation has warrants to purchase common shares that are denominated in Canadian dollars which results in the Corporation having warrants outstanding that are denominated outside its US dollar functional currency.
The US Securities and Exchange Commission and FASB have issued recent interpretations for US GAAP that suggest warrants with exercise prices denominated in a currency other than the entity’s functional currency cannot be classified as equity. As a result, these instruments would be treated as derivatives and recorded as liabilities which are carried at fair value with changes in the fair value recorded in the income statement.
In August 2007, the EITF issued EITF No. 07-5, Issue Summary No. 1 “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”. The Issue Summary discusses the merits of various accounting treatments related to this issue but does not provide any definitive guidance. The EITF considers Issue 07-5 an open issue subject to future discussion at future meetings.
b) Financial Accounting Standard 157, Fair Value Measurements (FAS 157)
In September 2006, the FASB issued FAS 157 that provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 is meant to ensure that the measurement of fair value is more comparable and consistent, and improve disclosure about fair value measures. As a result of FAS 157, there is now a common definition of fair value to be used throughout US GAAP. FAS 157 applies whenever US GAAP requires (or permits) measurement of assets or liabilities at fair value. FAS 157 does not address when the use of fair value measurements is required.
In December 2007, the FASB issued FASB Staff Position (“FSP”) FSP FAS 157-b, which provided a one-year deferral, until January 1, 2009, for the implementation of FAS 157 for non-financial assets and liabilities. The deferral is intended to provide the FASB additional time to consider the effects of various implementation issues that have arisen, or that may arise, from the application of FAS 157. The Corporation is required to implement FAS 157 for financial assets and liabilities that are carried at fair value effective January 1, 2008. The adoption of FAS 157 is not expected to have a material impact on valuations of investments or derivative instruments.
c) Financial Accounting Standard 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159)
In February 2007, the FASB issued FAS 159, which allows an irrevocable option, Fair Value Option (“FVO”), to carry eligible financial assets and liabilities at fair value, with the election made on an instrument-by-instrument basis. Changes in fair value for these instruments would be recorded in earnings. The objective of FAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Corporation does not expect to adopt the FVO on its eligible financial instruments existing as at January 1, 2008.
Thompson Creek Metals Company Inc. | Annual Report 2007 85

d) Financial Accounting Standard 141(R), Business Combinations (FAS 141(R))
In December 2007, the FASB issued FAS 141(R), which will replace FAS 141 prospectively for business combinations consummated after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions will be accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141.
The more significant changes that will result from applying the acquisition method include: (i) the definition of a business is broadened to include development stage entities, and therefore more acquisitions will be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under FAS 141 certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under FAS 141 these costs are capitalized as part of the cost of the business combination; (v) the assets acquired and liabilities assumed are recorded as 100% of fair value even if less that 100% is obtained, whereas under FAS 141 only the controlling interest’s portion is recorded at fair value; and (vi) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under FAS 141 the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.
e) Financial Accounting Standard 160, Non-controlling Interests in Consolidated Financial Statements (FAS 160)
In December 2007, the FASB issued FAS 160, which is effective for fiscal years beginning after December 15, 2008. Under FAS 160, non-controlling interests will be measured at 100% of the fair value of assets acquired and liabilities assumed. Under current standards, the non-controlling interest is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. In addition, FAS 160 will change the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages will be recorded as equity transactions and no gain or loss will be recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Under FAS 160, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.
86 Annual Report 2007 | Thompson Creek Metals Company Inc.

Corporate Information
Directors
Denis C. Arsenault 1, 2
Toronto, Ontario
James P. Geyer 1, 2, 3
Spokane, Washington
Timothy Haddon 1, 3
Lead Director,
Denver, Colorado
Kerry J. Knoll 2
Toronto, Ontario
Kevin Loughrey
Chairman,
Denver, Colorado
Ian J. McDonald
Vice-Chairman,
Toronto, Ontario
Thomas J. O’Neil 3
Prescott, Arizona
1	Audit Committee

2	Compensation Committee

3	Safety, Health and Environment Committee
Management
Kevin Loughrey
Chairman and Chief Executive Officer
Kenneth Collison
Chief Operating Officer
T. Derek Price
Vice-President Finance and
Chief Financial Officer
Mark Wilson
Vice-President, Sales and Marketing
Bruce Wright
Vice-President, Development
Peter N. Tredger
Vice-President, Special Projects
Dale Huffman
Vice-President, General Counsel
and Secretary
Lorna D. MacGillivray
Assistant Secretary
Peter Tam
Treasurer
Cheryl Berge
Corporate Controller
Wayne Cheveldayoff
Director, Investor Relations
Robert Dorfler
General Manager,
Langeloth Metallurgical Facility
Kent Watson
General Manager,
Thompson Creek Mine
Gordon Clark
General Manager,
Endako Mine
Denver Office
945 West Kenyon Avenue, Unit B
Englewood, Colorado
U.S.A. 80110-8135
Phone 303-761-8801
Fax 303-761-7420
Toronto Office
401 Bay Street
Suite 2010, P.O. Box 118
Toronto, Ontario, Canada M5H 2Y4
Phone 416-860-1438
Fax 416-860-0813
Vancouver Office
595 Burrard Street, Suite 1723
P.O. Box 49197, Bentall Three
Vancouver, British Columbia,
Canada, V7X 1K8
Phone 604-637-3000
Fax 604-669-1670
Smithers Office
1260 King Street, Smithers,
British Columbia, Canada V0J 2N0
Phone 250-877-6121
Fax 250-877-6132
Transfer Agents
Equity Transfer Services Inc.
200 University Avenue, Suite 400
Toronto, Ontario, Canada, M5H 4H1
Phone 416-361-0152
Fax 416-361-0470
info@equitytransfer.com
Registrar and Transfer Company
10 Commerce Drive, Cranford,
New Jersey, U.S.A. 07016
Phone 800-368-5948
info@rtco.com
Stock Exchange Listings
Common Shares
New York Stock Exchange: TC
Toronto Stock Exchange: TCM
Frankfurt Stock Exchange: A6R
Warrants
Toronto Stock Exchange: TCM.WT
Auditors
PricewaterhouseCoopers LLP
Vancouver, British Columbia
Website
www.thompsoncreekmetals.com
Design: Macrae Design Inc. Photography: Chris Bell, Wolfson Bell